As filed with the Securities and Exchange Commission on August 27, 2026

Registration No. 333-290403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

USBC, Inc.
(Exact name of registrant as specified in its charter)

Nevada	7389	90-0273142
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

300 E 2nd Street
15th Floor
Reno, NV 89501
775-239-7673
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

Robert Gregory Kidd
Chief Executive Officer
300 E 2nd Street
15th Floor
Reno, NV 89501
775-239-7673
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Daniel L. Forman
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020
(212) 419-5904

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-290403) (the "Registration Statement") is being filed by USBC, Inc. (the “Company”) to update disclosure contained in the Registration Statement and to include additional exhibits.

This Amendment No. 5 incorporates by reference the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 and the Company’s other reports filed with the Securities and Exchange Commission (the "SEC") since the filing of Amendment No. 4 on July 13, 2026.

No additional securities are being registered by this Amendment, and no additional registration fee is payable in connection with this amendment.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 27, 2026

PRELIMINARY PROSPECTUS

359,815,000 Shares of Common Stock

This prospectus relates to the sale or other disposition by the selling stockholders identified herein or their transferees (the “Selling Stockholders”) of up to 359,815,000 shares of common stock, par value $0.001 per share (“common stock”), of USBC, Inc. (the “Company”), consisting of:

(i)	357,815,000 shares of our common stock issued to Goldeneye 1995 LLC (“Goldeneye”) pursuant to that Securities Purchase Agreement, dated June 5, 2025 (the “Purchase Agreement”), by and between the Company and Goldeneye (the “Private Placement”);

(ii)
2,000,000 shares of our common stock issued to J3E2A2Z LP (“J3E2A2Z”), an entity controlled by Ronald P. Erickson, a former director and executive officer of the Company, in connection with the redemption of the 16,916 issued and outstanding shares of the Company’s Series H Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”) at the closing of the Private Placement.

We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the Selling Stockholders. The Selling Stockholders may sell or otherwise dispose of the shares of our common stock offered by this prospectus from time to time through the means described in this prospectus under the caption “Plan of Distribution.” We have borne and will continue to bear the costs relating to the registration of these shares.

Our common stock is listed on the NYSE American LLC under the symbol “USBC.” The last reported sale price for our common stock on the NYSE American LLC on August 24, 2026 was $0.45 per share.

You should carefully read this prospectus and any supplement, including the documents incorporated by reference, before making an investment decision. See “Additional Information” and “Incorporation of Certain Information by Reference”.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary - Implications of Being a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should review the information contained under the heading “Risk Factors” in our most recent Annual Report on Form 10-K for the transition period ended December 31, 2025, as such risk factors may be updated by our subsequent Forms 10-Q, Current Reports on Form 8-K and other reports filed with the Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein, and as may be amended, supplemented or superseded from time to time by other reports we file with the SEC.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is, 2026.
ii

iii

ABOUT THIS PROSPECTUS

Neither we nor the Selling Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Stockholders take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

For investors outside the United States: neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction outside the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities covered hereby and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Additional Information” and “Incorporation of Certain Information by Reference”.

We may also provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information to which we refer you in the sections of this prospectus entitled “Additional Information” and “Incorporation of Certain Information by Reference”.

Unless otherwise stated or the context otherwise indicates, references to “USBC,” the “Company,” “we,” “our,” “us,” or similar terms refer to USBC, Inc.

PROSPECTUS SUMMARY

The following summary highlights some information from this prospectus or incorporated by reference herein. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the “Risk Factors” section beginning on page 17 of this prospectus and the disclosures to which that section refers you, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference into this prospectus before investing in any of the securities described in this prospectus.

Overview

We are a publicly traded financial technology company focused on the development of the USBC tokenized deposit offering, a U.S. dollar-denominated tokenized deposit that operates on blockchain technology and incorporates digital identity. The USBC tokenized deposit offering combines the regulatory protections of traditional bank deposits with the efficiency and programmability of blockchain-based payments. Upon commercial launch, USBC will operate a U.S. dollar-denominated tokenized deposit network (the "USBC Network") that combines the efficiency, programmability, and accessibility of modern distributed ledger technology with the strength, safety and consumer protections of the traditional U.S. banking system. Each USBC tokenized deposit on the USBC Network is an on-chain representation of a U.S. dollar deposit held at an issuing bank, initially Vast Bank, N.A., a national bank chartered by the Office of the Comptroller of the Currency, headquartered in Tulsa, Oklahoma. We continue to advance subsequent phases of the product delivery strategy in preparation for a future public launch. While the timing and total cost of each phase is uncertain at this point in the strategy, we have identified key activities, cost drivers, and operational milestones associated with each phase. See "Tokenized Deposit Program" below.

We rely on access to external sources of capital to fund our product development, commercialization efforts, working capital needs, and general corporate purposes. Therefore, it is foreseeable that we may seek to pursue future capital raising activities. We are also funding these costs through our existing liquidity sources, including our Bitcoin-collateralized credit facility, our Bitcoin treasury holdings, and potential future financings. We expect these costs to be significant and increasing as we continue executing our delivery strategy. We may also seek to obtain external funding through at-the-market ("ATM") equity issuances, future debt financings, strategic investments, or other capital-raising transactions, subject to market conditions, regulatory requirements, and Board approval, as applicable. We have implemented a Bitcoin treasury yield generation strategy and a Bitcoin-backed credit facility to support our long-term growth strategy and provide capital to support product development and other general corporate purposes, See “Bitcoin Treasury” below.

As part of our transition to a calendar-year reporting cycle, we changed our fiscal year end from September 30 to December 31 to better align our financial reporting calendar with our operating cycle, internal budgeting and financial planning processes, and to improve compatibility with industry peers that report on a calendar-year basis. In connection with this change, we filed a Transition Report on Form 10-K with the SEC on March 25, 2026, covering the three-month transition period from October 1, 2025 through December 31, 2025 (the "Transition Period").

Corporate History and Development

On August 6, 2025, in connection with the closing of a strategic controlling-interest acquisition by Goldeneye 1995 LLC ("Goldeneye"), an affiliate of our Chairman and Chief Executive Officer, Greg Kidd, we issued 357.8 million shares of our common stock to Goldeneye in exchange for 1,000 Bitcoin and $15 million in cash. Mr. Kidd and his veteran team of finance and technology leaders who are part of the USBC founding team collectively bring with them decades of technology and fintech experience.

Following the closing of the capital investment by Goldeneye, we changed our corporate name to USBC, Inc. and our ticker symbol to “USBC” on the NYSE American. Our corporate evolution reflects a strategic pivot to the further development of a financial-technology platform and active management of a digital asset treasury reserve. Prior to August 2025, we operated under the name Know Labs, Inc. and our primary focus was on non-invasive diagnostic and sensor technologies. On March 27, 2026, we completed the divestiture of our legacy non-invasive sensor technology business pursuant to a Stock Purchase Agreement we entered into with an entity controlled by Ronald P. Erickson, former Chairman, President and CEO of Know Labs, Inc.

On June 22, 2026, we filed a preliminary Information Statement on Schedule 14C with the SEC and a definitive Information Statement on Schedule 14C with the SEC on July 13, 2026. On July 20, 2026, we commenced mailing the Definitive Information Statement to stockholders of record in accordance with Rule 14c-2 under the Securities Exchange Act of 1934, as amended relating to the proposed reverse stock split of our outstanding common stock. On June 12, 2026, our Board of Directors approved the proposal to effect a reverse stock split of our outstanding common stock at a ratio ranging from 1-for-2 to 1-for-5. The reverse stock split will not reduce the number of authorized shares of our common stock, and no fractional shares will be issued. On June 15, 2026, Goldeneye, the holder of approximately 92.2% of the voting power of our outstanding common stock, approved the reverse stock split by written consent in lieu of a special meeting of stockholders. The exact ratio and timing of the reverse stock split will be determined by the Company and may be effected, if at all, within twelve months following June 15, 2026.

On July 28, 2026, we drew an additional fixed-rate borrowing of $3.0 million under the Master Loan Agreement (the "MLA") we originally entered into with Payward Interactive, Inc. (the "Lender") on March 18, 2026, increasing the aggregate principal amount outstanding under the MLA to $18.0 million. We previously drew an initial fixed-rate borrowing of $5.0 million on March 20, 2026, $5.0 million on April 27, 2026, and an additional $5.0 million on June 1, 2026. Under the MLA, we may, from time to time, borrow fiat currency or digital assets on the terms set forth therein in an aggregate principal amount of up to $25.0 million for up to a twelve-month term, subject to execution of one or more individual loan term sheets. Borrowings under the MLA bear interest at 8.5% per annum and, based on the borrowings outstanding as of August 24, 2026, mature on July 28, 2027. The MLA contains customary conditions, initial collateral requirements, collateral maintenance and liquidation mechanics, and early return and recall rights. Borrowings under the MLA are solely secured by Bitcoin collateral held in custody with Payward Financial, Inc. and are subject to collateral maintenance requirements based on specified margin ratios.

As of August 24, 2026, a decline of approximately 37.9% in the value of pledged Bitcoin collateral, assuming no repayment or additional collateral posting, would have reduced the collateral coverage ratio to the 130% collateral call margin ratio. No collateral calls, mandatory repayments, or liquidation events had occurred under the MLA as of August 24, 2026.

Proceeds from the MLA are being used primarily to fund further development costs of the tokenized deposit program offering, including reimbursement of costs incurred by our affiliate, Vast Holdings, Inc. (“Vast”) under the terms of the Affiliate Services Agreement (the “Agreement”) we simultaneously entered into on March 18, 2026. Pursuant to the terms of the Agreement, we reimburse Vast's wholly-owned subsidiary, Vast Bank, for the costs of performing certain strategic, operational and administrative services that support the development of our tokenized deposit platform, subject to the reimbursement cap of $10.5 million contained in the Agreement. We entered into the Agreement with Vast on March 18, 2026, which contains detailed invoicing, documentation, and approval requirements. The Agreement expires on December 31, 2026. As of July 31, 2026, the Company had incurred approximately $5.79 million in reimbursements of actual development-related costs in accordance with the terms of the Agreement. The Agreement may be terminated by the Company without cause upon 60 days' prior written notice. Either party may terminate the Agreement immediately upon written notice if the other party breaches the Agreement and fails to cure such breach within 15 days after written notice. Either party may also terminate the Agreement if a state or federal regulatory authority requests or directs the terminating party to terminate the Agreement, or criticizes or challenges the terminating party's actions under the Agreement during a regulatory examination or otherwise.

Upon termination of the Agreement by the Company, we are responsible for certain reasonable, pre-approved third-party termination costs, subject to specified limitations. Specified limitations mean that the Company is not responsible for internal overhead, lost profits, unamortized internal costs, or severance or other employee-related termination payments unless expressly approved in advance in writing by the Company. These provisions are intended to ensure that, if we terminate the Bank Services, Vast Bank is reimbursed for certain unavoidable third-party costs that arise directly from the termination, while limiting our responsibility to documented, reasonable costs that were anticipated by the parties or approved in advance. Certain reasonable, pre-approved third-party termination costs mean that, in the event the Company terminates the Agreement with respect to the Bank Services, the Company shall be responsible for reimbursing the Bank for reasonable, documented, unavoidable, and non-cancelable third-party costs actually incurred by the Bank solely as a direct result of such termination, to the extent such costs were either expressly contemplated by this Agreement or approved in advance in writing by the Company. Examples of these costs include non-cancelable implementation fees, subscription commitments, software licensing fees, platform access fees, onboarding and integration costs, or other contractual obligations payable to third-party service providers that are directly attributable to the terminated services.

On January 20, 2026, we formalized our collaboration with Uphold HQ Inc. (“Uphold”) and Vast Bank, N.A. (“Vast Bank”), by entering into a tri-party strategic partnership agreement (the "Tri-Party Agreement"), which will serve as the initial issuing bank for the USBC tokenized-deposit offering. Uphold is a financial technology company that provides modern infrastructure for on-chain payments, banking and investment services. Vast Bank is a federally regulated financial institution that will serve as the initial issuing bank for customer deposit accounts underlying the tokenized-deposit program. USBC will serve as the network operator, Vast Bank will serve as the issuing bank for customer deposit accounts, and Uphold will provide platform integration and customer access services. We continue to advance technical, operational, and regulatory readiness in connection with subsequent phases of the delivery strategy and the future broader launch of the USBC tokenized-deposit offering.

Under the terms set forth in the Tri-Party Agreement, Vast Bank, USBC and Uphold (the "Parties") shall each be entitled to a proportionate revenue share. Deposit Revenue shall be calculated monthly based on the anticipated yield attributable to the tokenized deposit balances allocated to each asset category as determined by Vast in its sole discretion. The anticipated yield for each category shall be multiplied by the portion of Tokenized Deposit Balances allocated to such category to determine total Deposit Revenue for the applicable period. USBC, as the revenue share agent, is responsible for preparing and delivering a monthly revenue share statement to each of the Parties to enable payment of the proportionate revenue share, net of allocated program expenses incurred in operating and supporting the tokenized deposit network, such as costs related to payments and other transaction types, risk management, and third-party processing. Except as otherwise provided in the Tri-Party Agreement, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf, or assessed against it or on its behalf, in performing its obligations under the Tri-Party Agreement. See the Tri-Party Agreement filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 26, 2026.

The Tri-Party Agreement has an initial term of one (1) year following the general commercial launch of the tokenized deposit program on the Uphold platform and automatically renews for successive one (1) year terms unless timely notice of non-renewal is provided by either Party. The Tri-Party Agreement may also be terminated upon the occurrence of specified events, including an uncured material breach, insolvency or bankruptcy, certain force majeure events, or if a governmental authority directs a party to cease or materially limit its performance, and provides for an orderly transition or wind-down of the program following termination.

The Tri-Party Agreement provides that the non-binding memorandum of understanding signed by USBC, Vast Bank and Uphold in October 2025 shall be superseded and terminated in its entirety effective January 20, 2026. Additional information regarding the strategic partnership agreement by and among USBC, Vast Bank and Uphold is incorporated by reference from the Current Report on Form 8-K filed on January 26, 2026.

Tokenized Deposit Program

Our primary focus is on the further development and future public launch of our tokenized deposit program. The USBC tokenized deposit offering incorporates embedded digital identity and leverages blockchain technology. It is being designed to support financial inclusion and innovation, through partnerships with banks and distribution partners such as Uphold, a pioneering infrastructure provider for on-chain finance.

USBC’s core value proposition is that it provides a safe, compliant and versatile foundation for a variety of payment use cases and financial applications. By combining the real-time settlement and programmability of blockchain technology with the trust and familiarity of regulated bank money, USBC has the potential to unlock a wide range of opportunities that are designed to benefit both consumers and businesses.

USBC tokenized deposits are digital representations of U.S. dollar-denominated bank deposits, initially issued by Vast Bank, and recorded on the USBC network ledger. The product combines traditional bank deposit accounts with blockchain-based transfer and settlement capabilities, allowing eligible users to display and transfer tokenized deposits through applications connected to the USBC network. The USBC tokenized deposit product offering will augment and coexist with Vast Bank's traditional payment rails. End users who seek the advantages of blockchain technology will have access to the tokenized deposit account option, while those users comfortable with legacy methods of processing deposit and withdrawal transactions can continue using their traditional bank deposit account as before.

Unlike a stablecoin, USBC is not a newly-created digital asset backed by reserves, nor is USBC a deposit token. USBC is a tokenized representation of a bank deposit offered by banking institutions to their customers. Other tokenized deposit products may exist, but we believe that we will be the first to provide direct access to end users, made possible by our permissioned blockchain and risk management tech stack. USBC’s API-centric approach means that developers building on the platform will have the ability to offer their customers digital U.S. dollars and their own U.S. bank deposit account worldwide. Since USBC is a representation of an actual deposit account, a bank can pay interest to the holder, just as it might on a typical interest-bearing checking or savings account.

We have identified numerous impactful use cases for USBC including financial inclusion and open access, cross-border payments and remittances, hedge against local currency instability, 24/7 instant payments, integrated programmable payments, and treasury management. These use cases illustrate how USBC can permeate many aspects of finance and commerce. While tokenized deposits do not necessarily replace existing systems overnight, they are intended to augment and coexist with traditional payment rails. For end-users who need the advantages, the tokenized option becomes available, while those comfortable with legacy methods can continue as before. Over time, as trust and familiarity grow, we anticipate broader adoption of tokenized deposits as an alternative to traditional bank deposit accounts.

The USBC tokenized deposit product offering enables eligible customers to open a U.S. dollar-denominated deposit account represented in digital form and issued by Vast Bank. The issuing bank assigns each customer a bank account number and a corresponding address on the USBC network. Customers will not need to understand wallets, keys or blockchain mechanics to use the tokenized deposit product. Upon successful completion of the onboarding process, the customer’s deposit account will be opened and the customer will be provided access to the USBC network.

The steps to be followed to open a USBC tokenized deposit account with the issuing bank are outlined below.

The first step to be taken by an eligible customer to establish a U.S. dollar deposit account with the issuing bank is to complete the issuing bank's onboarding, identity verification and compliance procedures via a mobile or web-based application. The platform supports a credential-based identity verification approach, meaning users provide verifiable credentials (e.g., information, documents or attestations) that verify aspects of their identity (e.g., phone number, email, geolocation, a government ID number, selfie and photo ID match, etc.). Every customer must verify their identity before accessing the USBC ledger which operates on the USBC tokenized deposit network.

The digital onboarding process supported by USBC's technology incorporates live integrations across multiple vendor systems which include biometrics and personhood verification, sanctions, PEP and adverse media screening and document verification and risk score data. Based on the data collected, a dynamic risk scoring model determines the customer risk score for AML, fraud and sanctions purposes. The risk scoring contributes to the product and velocity thresholds, which are configurable based on the issuing bank's risk management program. This feature gives the issuing bank operational levers to respond to emerging risks without a technology change. The issuing bank retains non-delegable regulatory accountability for the BSA/AML program throughout all phases, including ultimate ownership of SAR filing decisions, 314(a) responses, OFAC screening and resolution, CIP compliance, and all regulatory-facing correspondence.

Below is an outline of the basic user lifecycle once the customer onboarding process is complete.

Customers may fund their tokenized deposit account through a variety of supported methods, with their deposit account balance represented on the USBC network as tokenized deposits. When U.S. dollars are deposited into the customer's account via ACH, wire, or other supported rails, the issuing bank credits the deposit to its general ledger and simultaneously issues USBC to the customer's blockchain address, which is tied to the customer's identity.

Funds held by customers are fully insured up to applicable FDIC limits, and if the deposit product is interest-bearing, the balances may earn interest just like any other demand deposit account. The key difference is that the user's balance is also reflected on a blockchain ledger, enabling programmability and real-time transparency. Balances update instantly as transactions occur and can be viewed anytime through the issuing bank's user interface.

If a customer wants to withdraw funds from their USBC address to make an external payment or cash out, the issuing bank transfers the requested withdrawal amount from the customer's address and debits the same amount from the general ledger. The issuing bank initiates a direct outbound payment to either the customer or designated third party via ACH or wire. This process is seamless to the customer but ensures full traceability, regulatory compliance, and balance integrity across both the general ledger and the blockchain.

Rather than relying on an omnibus “For the Benefit Of” (“FBO”) custodial account structure, customer balances remain liabilities of Vast Bank while transactions are recorded directly on the issuing bank’s general ledger and mirrored on-chain via tokenized representations. USBC tokenized deposits are designed to continuously be in direct synchronization with the issuing bank’s general ledger.

The USBC tokenized deposit product is supported by an integrated operating model among Vast Bank, USBC and the developer partner, with each party performing defined functions in connection with the offering. Vast Bank, N.A. serves as the initial issuing bank for customer deposit accounts, USBC serves as the network operator and technology provider, and the developer partner provides platform integration and customer access services.

The respective roles and responsibilities of the issuing bank, USBC and the developer partner are described below.

The issuing bank maintains ultimate control and responsibility for all regulatory and compliance functions executed on the USBC platform, including onboarding customers through its identity-verification and compliance procedures and verification of the existence of the underlying U.S. dollar deposits, and retains approval rights over technology releases before they reach customers. USBC, as technology provider and network operator, is responsible for the software and technology operations it provides and performs, subject to the issuing bank’s oversight.

Under a written agreement with an issuing bank (initially Vast Bank), the issuing bank partner engages us to operate the blockchain that serves as the issuing bank's exclusive account-level ledger for USBC-enabled checking accounts. The issuing bank has direct, continuous, and unrestricted access to the records maintained by us containing the information and in the format required by the FDIC. Such records would meet the definition of a "deposit insurance record" under Part 330 of the rules and regulations of the FDIC. Developers (i.e., technology partners) that introduce their users to the issuing bank on the USBC Network are merely referral partners and access providers, and not custodians of tokenized deposits. Users referred by a developer partner will each open their own individualized USBC-enabled checking account and be subject to the issuing bank's onboarding procedures.

USBC serves two distinct roles in the issuing bank’s use of the USBC permissioned blockchain. First, as network operator, we operate and maintain the permissioned blockchain infrastructure used by the issuing bank, including node operations, the off-chain compliance rules engine, and related technology. Second, as technology provider, we develop and provide the software that the issuing bank and its customers use to access the tokenized deposit network, including the mobile application, application programming interfaces, and smart contract logic. USBC's responsibility is limited to the software and technology operations we provide and perform and does not extend to the issuing bank’s underlying deposit-taking activities, its identity-verification and compliance procedures, or its verification of the existence of the underlying U.S. dollar deposits, each of which remains the issuing bank’s ultimate responsibility.

We will earn fees through our proportionate revenue share under the Tri-Party Agreement, in exchange for the performance of our obligations, (the "Revenue Share"). The Revenue Share is comprised of Deposit Revenue and any other mutually agreed Revenue Share Verticals. Deposit Revenue is calculated monthly by applying the anticipated yield for each allocation category to the portion of Tokenized Deposit Balances allocated to that category, net of agreed Auditable Program Costs. There is no guaranteed minimum yield, revenue or profitability. Our fees are not separately allocated between our role as network operator and our role as technology operations provider.

The USBC system will be supported by independent testing of key controls, including smart contract functionality, key management, and related technology controls. The USBC network will also undergo regular independent third-party audits and reviews, similar to those performed on traditional core banking systems.

The issuing bank will commit to clear and transparent rules for the USBC program, which will be subject to regulatory oversight by banking regulators. The USBC program will be integrated into the bank’s overall corporate governance structure and will be subject to oversight by the same audit and risk committees that oversee banking operations, ensuring that the highest level of the organization, the issuing bank's Board of Directors, is aware of and accountable for the program.

The Company, as the technology provider and network operator, is responsible for USBC issuance, redemption processing and related technology operations that it performs, which remain subject to the issuing bank's oversight. For USBC issuance and redemption processing and related technology operations performed by the Company, assurance may come from independent audit reports, control attestations, and security/smart-contract assessments. The issuing bank's audit function evaluates the effectiveness of its oversight of these third-party controls (review of assurance reports, monitoring, contractual audit rights, deficiency resolution). Scope, frequency, and provider selection (internal audit, external audit, independent assessment) will be determined by the issuing bank as appropriate.

Unlike permissionless cryptocurrency systems where anyone can create an address and transact, the USBC system contains a trust and identity management layer which requires users to build a verified digital identity before they can access or transact on the network. To open a USBC account, a user will need to go through an onboarding process that collects identity information and verifiable credentials which can be issued or validated by trusted third parties. Before any transaction is submitted to the blockchain, it must be reviewed and signed by the ledger’s rules engine, which enforces a configurable set of policies tied to user identity level, regulatory obligations and risk controls. Once funds are in a USBC tokenized deposit account, funds are immediately available, enabling same-day access to traditional financial infrastructure including wire transfers, ACH payments or spending via debit rails. There is no need to withdraw funds via an exchange or conversion to fiat currency through third party services, eliminating costly ramp fees, reducing counterparty risk and streamlining post-trade fund management.

The technology stack for USBC will be a hybrid of a traditional banking system and blockchain components. Developers and partners like Uphold will see a familiar blockchain environment to build upon that is enriched with identity and compliance layers not found on public chains. The user will experience the system through user-friendly banking apps or web interfaces that abstract away the blockchain complexity. Every transaction will be recorded as a blockchain event on a ledger with each on-chain transfer reflecting a corresponding update in the tokenized deposit account transaction history.

USBC is underpinned by a blockchain ledger that records tokenized deposit transactions, providing customers with the ability to send, spend, convert, and load (and unload) funds from their account balances. The blockchain ledger reflects tokenized representations of deposits and withdrawals made to customer accounts at the issuing bank and is synchronized with the issuing bank's general ledger.

The USBC network has been developed to operate on a permissioned ledger derived from the open-source Solana blockchain protocol. Solana is a public, open-source blockchain that uses a proof-of-stake consensus mechanism, augmented by a transaction-sequencing method that enables high transaction throughput and low transaction costs relative to certain other public blockchain networks. Smart contracts, referred to as programs, may be deployed on the network to support decentralized applications and tokenized assets. Unlike the public Solana network, the USBC network is permissioned: transaction validation is performed by authorized participants rather than by an open, public set of validators, and participation requires a verified digital identity. As a result, the USBC network does not rely on the public Solana network’s native token or its public validator set for transaction processing.

Fees, if any, are assessed by the issuing bank to its customers participating in the USBC tokenized deposit program in the same way that the issuing bank assesses fees in connection with a standard checking account, such as monthly maintenance, minimum balance, overdraft, returned item, wire transfer and other transaction or account service fees, in each case as applicable and subject to the account terms and fee disclosures provided to the customer by the issuing bank. USBC does not separately charge customers network, gas or validator fees for transactions processed through the USBC network.

As previously disclosed, because the USBC network is permissioned, transaction validation is performed by authorized participants rather than by an open, public set of validators, and every participant must hold a verified digital identity. The rules engine’s signature confirms that the transaction satisfies the applicable policies tied to user identity level, regulatory obligations and risk controls before the transaction is processed and recorded by the permissioned network. The network does not rely on the public blockchain’s native token or public validator set for transaction processing.

While no requirement to obtain regulatory pre-approval to tokenize bank deposit accounts has specifically been identified, we are coordinating closely with Vast Bank and Uphold to meet these potential expectations and avoid regulatory exposure that could delay or jeopardize the further development and future retail launch of the USBC tokenized deposit program. Prior to full market launch, Vast Bank management must obtain Board approval and demonstrate compliance with applicable regulatory guidance and safety and soundness standards.

Since announcing our multi-phase tokenized deposit product delivery strategy on March 10, 2026, we have developed the core product infrastructure and completed initial technical readiness testing with a limited group of internal users in a controlled environment. The principal milestone of Phase 1 was completion of technical readiness testing to support subsequent phases of the delivery strategy, including testing of customer onboarding and identity recovery, ACH funding, spending functionality, treasury conversion, messaging, and activity logging. Phase 1 was conducted with a limited group of internal users who elected to participate in an expanded employee pilot program ahead of the public launch of the branded platform. Phase 1 was not a consumer offering and was not available to the public; it was intended solely to begin technical readiness testing. During this phase, testing activities were conducted exclusively with company-provided funds for internal evaluation purposes. The results of Phase 1 served to inform our evaluation of the timing and scope of subsequent phases of the delivery strategy and when the tokenized deposit product offering may become available to retail customers.

Following the successful completion of Phase 1 of the delivery strategy, we initiated Phase 2 of our delivery strategy. Phase 2 expands testing to additional invited participants, builds upon the core technical infrastructure established during Phase 1 and focuses on further advancing the platform toward full market launch through continued product development, operational integration, ecosystem expansion, and regulatory and operational readiness activities. The principal milestone for Phase 2 is to achieve operational readiness to support an initial commercial launch, subject to the outcome of the pilot program and receipt of any required bank board, regulatory and bank partner approvals.

As part of these ongoing product enhancements, we have developed USBC Pay, that supports merchant payments and settlement on the USBC tokenized deposit platform. USBC Pay represents the payment functionality of the USBC tokenized deposit platform and is intended to expand the use of tokenized deposits for everyday payment transactions as we advance through future phases of our product delivery strategy. USBC Pay is designed to enable eligible users to initiate blockchain-based U.S. dollar payment transactions between consumers and merchants directly through the USBC ledger without touching legacy card rails or ACH for point-of-sale transactions. We have developed the initial version of the USBC Pay functionality for iOS and Android devices and we continue to focus on functionality enhancements.

We continue to advance iterative product enhancements, operational readiness, and subsequent phases of the delivery strategy in preparation for a future public launch, which remains subject to regulatory, operational, market, board, and bank partner considerations. The timing, cost and success of future phases of our strategy is subject to uncertainty in how successful we will be in executing Phases 1 and 2 of the strategy within anticipated parameters. Phase 3 is intended to support the initial commercial launch of the tokenized-deposit product through selected distribution partners. Phase 4 is intended to support broader commercialization through additional product functionality, integrations and distribution channels.

Following public launch and subject to applicable legal, regulatory and onboarding requirements, developers and partners are expected to be able to integrate the USBC network into mobile and web-based applications, enabling eligible customers to access and transfer tokenized deposits through supported digital interfaces.

The USBC Network is currently being used as part of a limited employee, friends and family pilot program with Vast Bank. When a customer deposits U.S. dollars into a USBC-enabled checking account at Vast Bank, the liability to that customer is reflected on a blockchain-based ledger through the issuance of tokenized deposits, which can then be accessed by the customer via any compatible digital address. In this way, each tokenized deposit is a bank-issued digital dollar held in an individually-owned bank account at the issuing bank.

Customers access the USBC tokenized deposit program through a mobile application account (the “Digital Address”) provisioned through USBC's identity platform. To open a Digital Address, a customer completes the issuing bank's onboarding process through USBC's identity platform, consisting of a facial-biometric liveness check, verification of an email address and/or phone number, creation of a personal identification number (“PIN”), and selection of a unique platform identifier. Customers sign back in to their Digital Address using a combination of facial-biometric verification, a one-time passcode, and their PIN. At this time, Digital Addresses are custodial: the cryptographic keys associated with each customer’s address are held and managed by USBC on the issuing bank’s behalf; customers do not directly hold or manage private keys. We do not currently offer a non-custodial (self-custody) address option in which a customer would control their own private keys; the ability to import or connect an external, non-custodial address is a longer-term capability that remains under evaluation and is not part of our current product.

Because Digital Addresses are custodial, tokenized deposits are not held in a segregated custodial account, escrow, or trust, and there is no omnibus “for the benefit of” account structure. Each tokenized deposit account instead reflects a direct, on-balance-sheet deposit liability of the issuing bank, recorded in the bank’s general ledger, in the same manner as a traditional checking or savings deposit account. The depositor's balance in the tokenized deposit account remains a monetary amount, and the issuing bank gives credit to the USBC-enabled checking account opened by the issuing bank. Consumer protections applicable to traditional deposit accounts are expected to extend to USBC tokenized deposit accounts, including error-resolution rights for unauthorized electronic fund transfers under the Electronic Funds Transfer Act (Regulation E), periodic statements and required disclosures under Regulation DD, and funds-availability protections under Regulation CC. Customers will be able to dispute a tokenized deposit account transaction through an in-application dispute-resolution workflow, and similar to functionality provided by current outsourced core banking functions (including recording an issuing bank's deposit account activities), the issuing bank will have the ability, through USBC’s operational tools, to freeze or restrict access to a customer’s tokenized deposit account in response to suspected fraud, a compliance concern, or legal process.

Each USBC tokenized deposit account is expected to represent an interest in an underlying deposit account at the issuing bank that is eligible for FDIC insurance up to the standard maximum deposit insurance amount ("SMDIA"), currently $250,000 per depositor, per bank, per ownership category, subject to the FDIC’s applicable rules and the bank’s satisfaction of applicable recordkeeping requirements for deposit insurance. FDIC-eligible status is maintained and recorded at the level of the issuing bank’s general ledger: when a customer’s fiat funds are received, the bank credits the corresponding deposit liability to its general ledger under the customer’s identity, and an equivalent number of USBC tokens is simultaneously issued to the customer’s Digital Address. The issuing bank will be a member of the FDIC, and deposits held and maintained at the issuing bank, including those accessible on the USBC Network, are insured up to the SMDIA in the event of the issuing bank's failure. The structure of the USBC network has direct implications for deposit insurance administration: because USBC tokenized deposits operate on a ledger that admits only verified participants, a USBC tokenized deposit account can only ever be held by an identified, verified depositor-including at the moment of failure. The bank’s general ledger, not the blockchain, is the bank’s system of record for deposit-insurance purposes; the blockchain ledger mirrors the general ledger in real time so that the customer’s Digital Address reflects the same insured liability. USBC does not hold customer funds in an omnibus custodial or trust account; balances are recorded directly on the bank’s general ledger in the customer’s name.

Because each customer is identified by a single ledger address used consistently across all records, account holder data can be linked across every output the FDIC may require. From this ledger, the system can calculate insured and uninsured balances per account by ownership category, generate the four pipe-delimited output files specified in Appendix B of Part 370 of the FDIC's regulations, apply a hold freezing access at the moment of the FDIC's appointment as receiver or conservator, and debit each account to its insured amount once the FDIC's determination is made. The audit layer, which maintains history of changes to the ledger, records each change as an immutable, append-only event. The FDIC, as receiver, would be able to access the deposit records directly from the ledger in the required output format, with the audit layer available as independent evidence of their accuracy and completeness. Accordingly, in the event the issuing bank were to fail, the FDIC would be able to obtain access to the failed bank's deposit records maintained by the issuing bank in the format required under the FDIC's rules and regulations.

The USBC ledger and the issuing bank’s general ledger are directly integrated. The USBC ledger maintains a persistent unique identifier, the account holder's identity references, the applicable ownership right and capacity, the deposit balance in minor currency units and any holds. The USBC ledger is in direct synchronization with the bank’s general ledger; there is no separate pool or off-ledger reserve that could fall out of balance with the general ledger.

Under a written agreement with an issuing bank, the issuing bank partner engages us to operate the blockchain that serves as the issuing bank's exclusive account-level ledger for USBC-enabled checking accounts. The issuing bank has direct, continuous, and unrestricted access to the records maintained by us containing the information and in the format required by the FDIC. Such records would meet the definition of a "deposit insurance record" under Part 330 of the rules and regulations of the FDIC.

Developers (i.e., technology partners) that introduce their users to the issuing bank on the USBC Network are merely referral partners and access providers, and not custodians of tokenized deposits. Users referred by a developer partner will each open their own individualized USBC-enabled checking account and be subject to the issuing bank's customer onboarding requirements.

Vast Bank, N.A. serves as the initial issuing bank for customer deposit accounts, USBC serves as the network operator and technology provider, and the developer partner provides platform integration and customer access services. The issuing bank maintains ultimate control and responsibility for all regulatory and compliance functions executed on the USBC platform, including onboarding customers through identity-verification and compliance procedures and verifying the existence of the underlying U.S. dollar deposits, and retains approval rights over technology releases before they reach customers. USBC, as technology provider and network operator, is responsible for the software and technology operations it provides and performs beginning with onboarding and continuing throughout the various stages deposit accounts go through from account opening until they are ultimately closed, subject to the issuing bank’s oversight. USBC operates as technology partner and support vendor, not as decision authority; the issuing bank retains direct ownership of all regulatory and compliance functions including the BSA/AML program, KYC/CIP overrides, SAR decisions, and third-party oversight.

The design, feature set, and timing of the tokenized deposit program remain subject to a number of dependencies, including the outcome of the phased pilot program, as previously disclosed; and receipt of any required regulatory, board, and bank-partner approvals prior to a broader commercial launch. If any of these dependencies is not resolved in the manner and timeframe currently anticipated, the design, feature set, or timing of the tokenized deposit program described herein may change, and we will revise our disclosure accordingly.

Additional information regarding the design, functionality and regulatory considerations of the tokenized-deposit platform is included in our Annual Report on Form 10-K for the transition period ended December 31, 2025 under “Business—Tokenized Deposit Program” and “Risk Factors.”

Sales Agreement with Jones

As previously disclosed in the prospectus supplement dated December 31, 2024, we entered into a Capital on Demand Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, (“Jones”) as sales agent, may offer and sell shares of our common stock (the “Shares”), having an initial aggregate offering price of up to a maximum of $5,000,000, from time to time, through an “at the market offering” program.

On September 5, 2025, we determined to increase the amount available for sale under the Sales Agreement, up to an aggregate offering price of $14,500,000. The offer and sale of the Shares will be made pursuant to our effective shelf registration statement on Form S-3 (File No. 333-276246) in the amount of $18,000,000 initially filed with the SEC on December 22, 2023 and declared effective by the SEC on January 11, 2024, the related prospectus supplement, dated December 31, 2024, and the additional prospectus supplement filed with the SEC on September 5, 2025 in connection with the offer and sale of the Shares.

As of August 24, 2026, we have not issued or sold any shares under the Sales Agreement and have not received any proceeds therefrom. As market conditions permit, we may offer and sell securities under the Sales Agreement to fund our operations or to provide additional liquidity.

Bitcoin Treasury

We established our Bitcoin Treasury in connection with the Goldeneye 1995 LLC investment completed on August 6, 2025, which operates in parallel with our technology development activities to further develop, and ultimately launch, the USBC tokenized-deposit offering. As of August 24, 2026, substantially all of our treasury reserve assets were invested in Bitcoin.

Bitcoin, launched in 2009, is a decentralized digital asset that is issued by and transmitted through an open-source protocol collectively maintained by a distributed network of participants with no central authority. The Bitcoin network operates continuously, 24 hours a day, 7 days a week. The network hosts a public transaction ledger, known as the Bitcoin blockchain, on which Bitcoin holdings and all validated transactions that have ever taken place on the Bitcoin network are recorded. Balances of Bitcoin are stored in individual wallet functions, which associate network public addresses with one or more cryptographic private keys that control the transfer of Bitcoin.

The trading price of Bitcoin has experienced extreme volatility in recent periods and may continue to do so. The prevalence of digital assets, including Bitcoin, is a relatively recent trend, and their long-term adoption by investors, consumers and businesses is unpredictable. For example, steep increases in the value of certain digital assets, including Bitcoin, occurred over the course of 2017, and multiple market observers asserted that digital assets were experiencing a “bubble.” These increases were followed by steep drawdowns throughout 2018 in digital asset trading prices, including for Bitcoin. Following the drawdowns, Bitcoin prices increased during 2019, decreased significantly again in early 2020 amidst broader declines as a result of the COVID-19 pandemic before increasing later in the year, and increased again in early 2021 to reach all-time highs. Yet, even during such overall price increase in early 2021, Bitcoin experienced substantial price volatility, including decreases of over 10% in a single day. Further, increases in 2021 were followed by steep drawdowns throughout 2022 in digital asset trading prices, including for Bitcoin. Bitcoin prices subsequently recovered, but continued to experience price volatility in more recent periods. Similar cycles of rapid price appreciation followed by steep drawdowns have occurred multiple times throughout Bitcoin’s history, including in 2011 and 2013-2014. Bitcoin markets may still be experiencing a bubble or may experience a bubble again in the future. Extreme volatility may continue to occur in the future, including further declines in the trading prices of Bitcoin.

As of August 24, 2026, the market capitalization of Bitcoin was approximately $1.58 trillion, based on a market price of approximately $78,734.62 and 20.07 million coins issued, although the effective circulating supply of Bitcoin may be even lower. Estimates suggest that 3 to 4 million Bitcoin may be permanently unrecoverable due to forgotten passwords, misplaced wallets, or dormant addresses, reducing the actual circulating supply to approximately 16 to 17 million Bitcoin, creating a structural scarcity effect which may also lead to Bitcoin price volatility.

We strategically utilize our Bitcoin holdings as a primary treasury reserve asset to generate yield to help support the current business and future growth and expansion of new business lines. We view our Bitcoin holdings as long-term strategic treasury assets rather than as short-term trading positions. We seek to enhance our Bitcoin-denominated holdings through our Bitcoin yield-generation strategy. Our Bitcoin treasury trading strategy is intended to boost our Bitcoin holdings through premiums collected on options. As part of our Bitcoin yield generation strategy trading activities, we have entered into option derivative contracts on our Bitcoin holdings. As previously disclosed, we have appointed Hyrcanian Asset Management, LLC (the “Manager”) to provide us with discretionary treasury management services with respect to our Bitcoin treasury strategy, specifically buying and selling call options on Bitcoin (the “Program”). The Manager commenced buying and selling call options on our Bitcoin holdings in the fourth fiscal quarter of 2025.

Pursuant to the Program, we enter into short-term arrangements that result in obtaining the right to receive or obligation to deliver a fixed amount of Bitcoin in the future. The Program is structured such that the net maximum notional exposure should not exceed the balance of the Bitcoin treasury holdings. The Program does not involve leveraged derivative exposure in excess of our Bitcoin holdings. While the ability to make further digital investments on our behalf is one of the premises of establishing the Manager, we have not and do not currently intend to utilize the Manager to do so.

In addition, we have pledged a portion of our Bitcoin holdings as collateral for borrowings under a Master Loan Agreement with Payward Interactive, Inc. As of August 24, 2026, we had $18.0 million of borrowings outstanding under the Master Loan Agreement. The collateral valuation and maintenance provisions of the MLA provide that, prior to each loan advance, the Borrower must pledge Bitcoin collateral sufficient to satisfy the Required Margin Ratio specified in the applicable Loan Term Sheet. Thereafter, the Margin Ratio is determined based on the fair value of the pledged Bitcoin collateral and the Total Loan Balance.

Under the terms of the MLA, the required initial margin ratio is 150% of the outstanding borrowings at the time of each loan draw, which is equivalent to a maximum loan-to-value ratio of approximately 66.7%. If the margin ratio declines to 130% or lower, the Lender will issue a margin call requiring us to either post additional Bitcoin collateral or partially repay outstanding borrowings within 24 hours in order to restore compliance with the required margin ratio. Under the MLA, if the margin ratio declines to 120% or lower and we do not timely cure the deficiency in accordance with the terms of the MLA, the Lender may exercise its contractual rights with respect to the collateral, including liquidation rights. In addition, under the MLA, we may request the release of excess collateral if the margin ratio exceeds 170% for two consecutive days, subject to the terms and conditions of the MLA. The fair value of pledged Bitcoin collateral is determined by the Lender based on the applicable Bitcoin market spot rate. Under the MLA, the "applicable Bitcoin market spot rate" is defined as the spot rate, as of the applicable date or time of determination, for the applicable digital currency published on CFBenchmarks.com, the website of CF Benchmarks Ltd., which publishes digital asset reference rates, or such other reference spot rate as may be mutually agreed by the parties to the MLA from time to time. When a valuation is required to be determined by the Lender under the MLA, the applicable Bitcoin market spot rate at the applicable time of determination is used by the Lender to determine the fair value of the pledged Bitcoin collateral. The "applicable date or time of determination" refers to the date and time at which the Lender is required to determine the fair value of the pledged Bitcoin collateral pursuant to the collateral valuation and maintenance provisions of the MLA, (e.g., at the point in time when the Lender is required to value the collateral or assess a collateral ratio for a margin-related event under the MLA).

The Lender continuously monitors the collateral ratio of the MLA against the CF Benchmarks reference price feed to assess compliance with the collateral requirements under the MLA. If the Margin Ratio falls to or below the applicable Collateral Call Margin Ratio, the Lender may issue a collateral call requiring the Borrower to restore the Required Margin Ratio. If the Margin Ratio falls to or below the applicable Liquidation Ratio, the Lender may liquidate the pledged Bitcoin collateral in accordance with the terms of the MLA. The MLA also permits the Borrower to request the return of excess pledged Bitcoin collateral when the applicable Collateral Return Margin Ratio specified in the applicable Loan Term Sheet has been satisfied. The obligations under the MLA are prepayable at our option at any time after three months from the date of the initial loan draw without penalty. The MLA has an initial one-year term and automatically renews for successive one-year terms unless terminated in accordance with its terms. The Company may terminate the MLA at any time, and either party may terminate the MLA upon 30 days' written notice, provided that any outstanding loans remain in effect until repaid or otherwise terminated in accordance with the MLA.

The proceeds from borrowings under the Master Loan Agreement are being used primarily to support the continued development and commercialization of the USBC tokenized deposit offering, including costs incurred under the Affiliate Services Agreement with Vast Holdings, Inc., as well as for working capital and other general corporate purposes.

We currently expect Bitcoin to remain the most significant component of our treasury assets for the foreseeable future. We do not maintain a fixed numerical target percentage allocation of treasury assets to Bitcoin. The substantial majority of our Bitcoin holdings were acquired as part of the Goldeneye 1995 LLC capital investment which closed on August 6, 2025. We do not currently intend to make any future purchases of Bitcoin through open market transactions for the foreseeable future. We do not intend to incur indebtedness for the purpose of acquiring additional Bitcoin to add to our treasury assets. The relative proportion of Bitcoin within our treasury assets may change over time due to operating liquidity needs, capital raising activities or changes in the market value of Bitcoin.

For additional information regarding our Bitcoin holdings, including our Bitcoin treasury strategy and related risks, see our Annual Report on Form 10-K for the transition period ended December 31, 2025 under “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Custody of our Bitcoin

As of August 24, 2026, our Bitcoin holdings of approximately $81.0 million represent the principal component of our consolidated balance sheet, consisting of approximately 1,029.25 Bitcoin.

We intend to hold substantially all of our Bitcoin in offline cold storage with U.S.-based, institutional-grade custodians. The primary counterparty risk we are exposed to with respect to our Bitcoin is performance obligations under the various custody and financing arrangements which we have entered into. We custody substantially all of our Bitcoin with Coinbase Custody Trust Company, LLC ("Coinbase"), BitGo Bank & Trust, National Association ("BitGo"), and Payward Financial, Inc. ("Payward") (collectively, the "Custodians"), all of which are U.S.-based, institutional-grade custodians with a demonstrated record of regulatory compliance and information security. Our custodial services agreements specify that the private keys that control our Bitcoin will be held in offline or cold storage which is designed to mitigate risks that a system may be susceptible to when connected to the internet. Our custodial contracts with the Custodians also contain liability provisions which hold the Custodians liable for failure to safekeep our Bitcoin.

Our Bitcoin is controllable only by the possessor of both the unique public key and private keys relating to the local or online digital wallet in which the Bitcoin is held. Private keys used to access our Bitcoin balances are not widely distributed and are all held on hardware by the third-party custodians at facilities within the U.S. and internationally. The cold-storage vaults used by the custodians use multilayered physical security, including biometric access controls, and the vaults are geographically dispersed and access-controlled.

All of our Bitcoin holdings with the Custodians are held in segregated accounts. The Custodians are obligated by our contractual arrangements with them to keep timely and accurate bookkeeping records of our Bitcoin holdings under rigorous internal controls. As an institutional client, we have the ability to generate statements that contain account-level reporting which serves as a control over financial reporting. We do not have custody of Bitcoin held for clients. We do not self-custody any of our Bitcoin.

Under our Prime Broker Agreement with Coinbase, Inc. and Coinbase Custody Trust Company, LLC, (together, "Coinbase"), Coinbase provides custody, trade execution, lending, post-trade credit (if applicable), and other services for digital assets and cash held in our corporate treasury. Coinbase, Inc. establishes and maintains a Trading Account, and Coinbase Custody establishes and maintains a Vault Account. Assets held in the Vault Account are subject to the applicable fiduciary/custodial framework rather than simply being treated as part of Coinbase's corporate assets. The Prime Broker Agreement coordinates the relationship between these entities. We determine the allocation of our Digital Assets between those accounts. We do not currently use the Trading Account for our Bitcoin Treasury. Our Bitcoin held with Coinbase is maintained in the Vault Account for custody.

Digital assets credited to the Vault Account are held by Coinbase Custody in one or more segregated wallets, each referred to as a “Custody Wallet,” in our name and controlled and secured by Coinbase Custody. Unless we instruct Coinbase Custody to hold the assets as bailee, Coinbase Custody holds the assets in trust and administers them for our benefit. Assets in the Vault Account are segregated from, and not commingled with, assets held by Coinbase Custody as principal or assets of other clients; are not treated as general assets of Coinbase Custody; and constitute custodial assets and our property. Except as otherwise provided in the agreement, Coinbase Custody has no right, title or interest in those assets and may not sell, transfer, assign, lend, hypothecate, pledge or otherwise use or encumber them except at our direction.

For Custodial Services, Coinbase Custody’s liability is capped at the greater of (i) the custodial fees paid during the preceding 12 months and (ii) the value, at the time of the liability event, of the Supported Digital Assets in the affected Vault Account, subject to an aggregate cap of $100 million per Custody Wallet.

The Custody Agreement forms part of the Prime Broker Agreement and does not contain a separate term or termination provision. The Prime Broker Agreement remains in effect until terminated. We or any Coinbase entity may terminate the agreement, in whole or in part, for any reason and, absent an Event of Default, upon at least 30 days’ prior notice; however, termination by us is not effective until we have fully satisfied our obligations under the agreement. Coinbase may suspend, restrict or terminate the Prime Broker Services, including by suspending, restricting or closing our Accounts, immediately and without prior notice upon an Event of Default. Following a termination notice, we generally must withdraw the affected assets within 30 days, subject to applicable law and governmental orders, and remain responsible for fees until all affected assets have been removed.

Based on information shared by Coinbase, BitGo, and Payward, they currently maintain commercial insurance coverage of $320.0 million, $250.0 million and $100.0 million, respectively, in the aggregate and not per occurrence, to cover bitcoin losses as well as certain other losses, subject to the terms and provisions of the applicable insurance policies. The insurance policies are shared among all of each custodian's customers and are not specific to us. While each custodian is required to maintain insurance as part of the custodial services provided which is intended to cover potential losses of our Bitcoin holdings, the insurance covers only a small fraction of the value of the entirety of our Bitcoin holdings. Additionally, we do not maintain separate insurance to cover our potential bitcoin losses. However, based on existing law and the terms and conditions of our contractual arrangements with each custodian, we believe that property interests in the Bitcoin held by each custodian would not be subject to the claims of creditors in the event of bankruptcy, receivership or similar insolvency proceedings.

Under our Prime Broker Agreement with the Payward entities, Payward Financial, Inc., a Wyoming Special Purpose Depository Institution, provides Custodial Services to us in connection with our Bitcoin-backed credit facility. We use Payward Financial’s Custodial Services to hold Bitcoin pledged as Collateral under our Master Loan Agreement with Payward Interactive. The Collateral is held in Collateral Accounts for our benefit, subject to the security interest in favor of Payward Interactive.

Under the Custody Terms, contained in the Prime Broker Agreement, all Custodied Digital Assets delivered to Payward Financial are held in trust for our benefit. Payward Financial acknowledges that it is the Custodian of the Custodied Digital Assets stored in our Custodial Account, that the Custodied Digital Assets are held for our benefit and that Payward Financial has no right, interest or title in the Custodied Digital Assets. Payward Financial further confirms that the Custodied Digital Assets do not constitute an asset on its balance sheet and will at all times be identifiable in its database as being stored in our Custodial Account for our benefit.

The Custody Terms provide that all Custodied Digital Assets credited to our Account will be held in our Account, labeled or otherwise appropriately identified as being held for our benefit and not commingled with Digital Assets held by Payward Financial for its own account or for the account of other persons, except temporarily as an operational matter, typically for no longer than 12 hours and in no case longer than 72 hours, if required to effect a transfer Instruction into or out of a Custodial Account. The related Account Control Agreement also provides that Payward Financial will not lend, rehypothecate, make margin loans or take similar action with respect to the Collateral while the Account Control Agreement is in effect.

Except in the case of gross negligence, willful misconduct or fraud, the total aggregate liability of either party and its Related Parties arising out of or relating to the custodial Services provided by Payward Financial, Inc. may not exceed the greater of (i) the fair market value of the Custodied Digital Assets at the time the events giving rise to liability occurred and (ii) the fair market value of the Custodied Digital Assets at the time Payward notifies us in writing, or we otherwise have actual knowledge, of the events giving rise to liability. The fair market value of each Digital Asset is determined by Payward in good faith according to its valuation process consistent with industry practice. The agreement does not state a separate dollar ceiling on this liability limitation.

The Prime Broker Agreement, including the Custody Terms, has an initial one-year term and automatically renews for successive one-year terms unless either party provides notice of its desire to terminate at least 30 days before the end of the applicable one-year period. Either party may also terminate the agreement upon 30 days’ written notice.

Payward may, in its sole discretion, suspend, restrict or terminate the agreement and our access to Services for Cause at any time and without prior notice. “Cause” includes our breach of the agreement; our insolvency, assignment for the benefit of creditors, receivership, dissolution, liquidation or bankruptcy; financial, legal or reputational issues that Payward reasonably determines could affect our ability to comply with the agreement; or our becoming subject to a subpoena, court order, governmental or quasi-governmental order, litigation, investigation or proceeding that Payward reasonably views as presenting risk to the agreement.

As of August 24, 2026, the amount of our Bitcoin that was pledged for digital asset options trading activities represents approximately 34.1% of our total Bitcoin Treasury. The Bitcoin pledged as collateral for trading activities is held in cold storage wallets with one or more of the counterparty’s designated custodial partners. Private keys used to access the Bitcoin pledged as collateral are controlled by the designated trading counterparty.

Digital Asset Regulatory Environment

We operate within a highly regulated environment that spans federal securities laws, banking and financial services regulations, digital asset and token-related frameworks, and multiple layers of consumer protection and data privacy obligations. These regulatory regimes, especially those governing digital assets, payments, and financial technology infrastructure, are evolving rapidly and are likely to subject us to ongoing interpretation which may lead to potential enforcement activity. We monitor regulatory changes closely and are making significant investments in our legal, compliance, product and engineering teams to plan and prepare to comply with current and future regulations.

Bank regulators, including the OCC, FDIC, and Federal Reserve, have recently increased scrutiny of fintech-bank partnerships, including requiring pre-approval for new product features and closer monitoring of operational risks. We continue to engage with our banking partners and monitor evolving regulatory developments applicable to tokenized bank deposits. In June 2026, we submitted a comment letter supporting the Federal Deposit Insurance Corporation ("FDIC") proposed framework implementing the GENIUS Act, reflecting our view that a clear regulatory framework is important to the responsible development of tokenized bank deposits.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700 million. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Corporate Information

We were incorporated under the laws of the State of Nevada on October 8, 1998. In August 2025, we changed our name to USBC, Inc. from Know Labs, Inc.

The address of our principal executive office is 300 E 2nd Street, 15th Floor Reno, NV 89501. Our telephone number is 775-239-7673 and our principal website address is located at www.usbc.xyz. The information on our website is not incorporated by reference in and is not deemed a part of this prospectus.

All trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress, or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

THE OFFERING

The following summary of the offering contains basic information about the offering and our securities and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our securities, please refer to the section titled “Description of Securities.”

Common stock offered by the Selling Stockholders	359,815,000 shares.

Common stock outstanding as of August 24, 2026	388,144,429 shares.

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock covered hereby by the Selling Stockholders.

Risk Factors
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should review the information contained under the heading “Risk Factors” in the Transition Report on Form 10-K for the period ended December 31, 2025 as such risk factors may be updated in our subsequent reports filed with the SEC, which are incorporated by reference herein, and as may be amended, supplemented or superseded from time to time by other reports we file with the SEC, and other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.

NYSE American Symbol	USBC

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making an investment decision with respect to our common stock. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risk Related to Business, Finance and Operations

We have a history of losses, we may not be able to attain profitability in the future, and there is no assurance that our revenue and business model will be successful.

We have a history of net losses. We expect our costs will increase over time, and that we may continue to generate losses in the future as we invest significant additional funds toward growing our business and operating as a public company. Such losses may fluctuate significantly from quarter to quarter. We expect to expend substantial financial and other resources on pre-launch product development, including investments in our proposed product, engineering, data, and design teams and platform; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance, security, and disaster recovery measures; our sales, marketing, and partner management organizations; acquisitions or strategic investments; and general administration, including legal and accounting expenses.
These efforts may be more costly than we expect and may not result in the generation of any revenue. A failure to generate enough revenue to sufficiently keep pace with our investments and other expenses could prevent us from achieving profitability or positive cash flows. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.

If we cannot keep pace with rapid changes in the digital asset industry, including technological developments and evolving regulatory frameworks, the potential use of our proposed products and services, and consequently our ability to generate revenue, could decline, which could adversely affect our business, financial condition, and results of operations.

The digital asset industry has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, non-fungible tokens, play-to-earn games, lending, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, “layer 2” blockchain networks, and novel digital asset fundraising and distribution schemes, such as “initial exchange offerings.” We expect new digital asset products, services, and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we are currently developing. For example, disruptive technologies such as generative artificial intelligence (“AI”) may fundamentally alter the use of our proposed products or services in unpredictable ways. We cannot predict the effects of new services and technologies on our business. Our ability to generate net revenue will depend heavily on our ability to innovate and create successful new products and services, both independently and in conjunction with third-party developers. In particular, developing and incorporating these new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law and regulatory expectations, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and ensure our platform has the required functionality, performance, capacity, security, and speed to attract and retain customers. As a result, we expect to incur significant costs and expenses to continue developing the technical infrastructure required to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete to attract customers may be adversely affected.

Since late 2025, policymakers in the United States and other jurisdictions have continued to consider legislation and regulatory proposals addressing digital assets, including frameworks relating to tokenized deposits, payment stablecoins, and other blockchain-based representations of financial assets. These proposals could impose new requirements relating to licensing, capital or reserve requirements, operational controls, consumer protections, and regulatory oversight of blockchain-based financial infrastructure. Because our business strategy includes the development of a tokenized deposit platform and related digital financial infrastructure, changes in law, regulation, or regulatory interpretation could affect our ability to launch or operate such services, require modifications to our platform architecture or compliance framework, or impose additional obligations on us or our partners. Regulatory developments could also impose additional supervisory expectations on bank-fintech partnerships or limit the types of institutions permitted to issue tokenized deposits. Any such developments could adversely affect our business, financial condition, and results of operations.

We will need additional capital to execute our business strategy, and we cannot be certain that additional financing will be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through debt and equity issuance. While we currently anticipate that our existing liquidity sources, including our Bitcoin holdings and available borrowing capacity under our Bitcoin-collateralized loan facility, should be sufficient to meet our cash needs for at least the next 12 months, our anticipated cash needs may exceed our available resources as we execute our business strategy. Bitcoin’s price has experienced, and is expected to continue to experience, extreme volatility. During times of market instability, we may not be able to sell our Bitcoin holdings to generate liquidity at favorable prices or at all. As a result, we will be required to seek additional financing or other sources of liquidity to fund our operations and support the continued development of our business. We may evaluate financing opportunities from time to time, including through sales of Bitcoin, Bitcoin-collateralized financing arrangements, related-party or other investor financing, and other debt or equity financings. Our ability to obtain financing will depend, among other things, on our pre-launch development efforts, outcome of the pilot program, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing or other liquidity sources will be available to us on favorable terms when required, or at all. In particular, we have obtained financing through a Bitcoin-collateralized financing arrangement, and we are required to pledge a portion of our digital asset holdings and satisfy margin maintenance and other collateral requirements. We are also required to maintain a loan-to-value ratio on an ongoing basis. If the value of the pledged collateral declines below certain loan-to-value ratios, we could be required to post additional collateral, repay indebtedness earlier than anticipated or permit the liquidation of pledged Bitcoin, which could adversely affect our liquidity, financial condition and results of operations. As of August 24, 2026, approximately 478 Bitcoins were pledged as collateral for the Bitcoin credit facility under the terms of an account control agreement. If we raise additional funds through the issuance of equity or equity-linked securities, those securities may have rights, preferences, or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we raise additional funds by incurring indebtedness, then we may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely affect our ability to conduct our business. Any future indebtedness we may incur may result in terms that could be unfavorable to our investors.

In March 2026, we entered into a Master Loan Agreement with Payward Interactive, Inc., pursuant to which we may borrow from time to time, borrow fiat currency or digital assets on the terms set forth therein in an aggregate principal amount of up to $25.0 million for up to a twelve-month term, subject to execution of one or more individual loan term sheets. The MLA contains customary conditions, initial collateral requirements, collateral maintenance and liquidation mechanics, and early return and recall rights. The Bitcoin collateralizing the borrowing facility is held for the benefit of the Lender by an affiliate of the Lender, Payward Financial, Inc. (the "Custodian") and subject to an account control agreement by and among the Lender, the Company and the Custodian. Borrowings under the MLA are solely secured by Bitcoin collateral held in and subject to collateral maintenance requirements based on specified margin ratios. Due to the inherent volatility of Bitcoin and other digital assets, declines in the value of our pledged collateral could result in margin calls requiring us to repay borrowings earlier than anticipated or post additional collateral within short timeframes, each of which may strain our liquidity, or result in the liquidation of pledged assets at unfavorable prices. Any such events could adversely impact our financial condition, results of operations and ability to execute our business strategy.

Failure of vendors to perform their contractual agreements and our failure to effectively oversee vendor operations could adversely affect our business, financial condition, and results of operations.

We contract with vendors and service providers who perform services for us or to whom select functions are delegated and integrated into our processes. In some cases, third-party vendors are one of a limited number of sources. These service providers play an important role in supporting the technology, automation, and operational capabilities of our platform. If certain critical vendors were unable to perform, we could experience interruptions or delays in the delivery of our products and services while we identify and integrate suitable alternatives. We also rely on third-party providers for key technology functions, including system availability, cybersecurity, data processing, and infrastructure support. These providers supply resources that help maintain the reliability, scalability, and security of our systems and data. We utilize a variety of other vendors to detect and defend against malicious activity and threats. Any disruption, performance degradation, or failure by our vendors to meet their obligations could adversely affect the continuity of our operations.

Our arrangements with vendors and service providers have in the past and may in the future disrupt or degrade our operations if they fail to satisfy their obligations to us or if they were to stop providing services to us either on a temporary or permanent basis. We may be unable to replace these vendors and service providers in a timely and efficient manner, on similar terms, or at all. In addition, our vendors and service providers may fail to operate in compliance with applicable laws, regulations, and rules. Despite our efforts to monitor our vendors and service providers with which we transact business, there is no guarantee that they will comply with their contractual obligations as agreed to or applicable laws and regulations. Failure to maintain an effective vendor oversight program and monitor our vendors’ compliance with applicable laws could result in fines, penalties or other liability for errors and omissions by these vendors and service providers, which could adversely affect our business, financial condition, and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the listing requirements of the NYSE American and other applicable securities rules and regulations. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase the demands on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. In addition, we expect that our management and personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

Our executive officers have limited experience in dealing with the increasingly complex laws pertaining to public companies, which may increase the amount of their time devoted to these activities and result in less time being devoted to the management and growth of our business. We continue to evaluate whether we have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. We may expand our employee base and hire additional employees to support our operations as a public company, which may in the future cause our operating costs to increase. If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Being a public company also makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage, incur substantially higher costs to obtain coverage or only obtain coverage with a significant deductible. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors in the future, particularly to serve on our audit committee and compensation committee.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations in many cases due to the lack of specificity and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards or our efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, financial condition, and results of operations could be adversely affected.

We rely on an affiliated entity to provide key operational services, which exposes us to risks related to potential conflicts of interest, cost structure, operational dependency, and business continuity.

On March 18, 2026, we entered into an Affiliate Services Agreement with Vast Holdings, Inc., an affiliated entity, pursuant to which its wholly-owned OCC-chartered bank subsidiary, Vast Bank, provides strategic, operational, and administrative services supporting the further development of our tokenized deposit platform and related business lines (the “Services”). Under this arrangement, we reimburse Vast for the cost of the Services based on the actual costs incurred by Vast Bank, subject to a total reimbursement cap during the term of the agreement. Our reliance on an affiliated service provider exposes us to a number of risks including potential conflicts of interest, limitations on our operational independence, and reduced flexibility in managing our cost structure. In addition, because a significant portion of our operational infrastructure is supported by Vast, any disruption in services, disagreement regarding service levels or costs, or inability to scale services in line with our growth could adversely affect our business operations. Any of these factors could adversely affect our business, financial condition, results of operations, and ability to execute our strategic objectives.

Geopolitical and political instability, including armed conflicts, regional tensions, terrorism, sanctions, adverse economic conditions and related disruptions in U.S. and global markets, could adversely affect our business and financial condition.

Political developments in the U.S. and other countries can cause uncertainty in the economic environment and market conditions in which we operate. Certain governmental policy initiatives, as well as heightened geopolitical tensions, could significantly affect U.S. and global economic growth and cause higher volatility in the financial markets, including: monetary policies and actions taken by the federal reserve and other central banks or governmental authorities; fiscal policies, including with respect to taxation and spending; foreign policies; economic or financial sanctions; the implementation of tariffs and other protectionist trade policies; and changes to immigration policies.

These types of political developments, and uncertainty about the possible outcomes of these developments, could: erode investor or consumer confidence in the U.S. economy and financial markets, which could potentially undermine the status of the U.S. dollar as a safe haven currency and cause stock price volatility; provoke retaliatory countermeasures by other countries and otherwise heighten tensions in regulatory, enforcement or diplomatic relations; increase the risk of targeted cyber attacks; increase concerns about whether the U.S. government will be funded, and its outstanding debt serviced, at any particular time; result in periodic shutdowns of the U.S. government; influence monetary policy actions of the federal reserve to moderate the economic impact of political developments; cause us to refrain from engaging in business opportunities that it might otherwise pursue; or cause us to have fewer business opportunities if governments or partners are unwilling to engage with us due to geopolitical tensions or adverse perceptions of U.S. businesses.

Ongoing geopolitical instability, including conflicts in the Middle East and related regional tensions, may contribute to volatility in global financial markets, including digital asset markets such as Bitcoin, which constitutes a significant portion of our treasury holdings. These events may also result in increased regulatory scrutiny, economic uncertainty, and disruptions to global capital markets, liquidity conditions, payment systems, or investor sentiment. Our ability to execute our business strategy, establish partnerships with financial institutions, and access capital may be adversely affected by changes in market conditions and investor sentiment resulting from geopolitical developments. Any such developments could adversely affect the value of our Bitcoin holdings and our ability to execute our broader treasury and growth strategies or cause us to have fewer business opportunities or partnerships.

The potential outcomes of these developments could be significant, which could adversely affect our stock price or our business, results of operations, financial condition or prospects.

Our ability to execute our business strategy depends on attracting, retaining, and effectively managing a geographically distributed workforce.

Our ability to execute our business strategy, including the development and commercialization of our tokenized deposit platform, management of our Bitcoin treasury strategy, cybersecurity, regulatory compliance, and public company reporting obligations, depends on our ability to attract, retain, and effectively manage highly qualified employees and consultants with specialized expertise. Competition for personnel with experience in blockchain technology, digital assets, banking, software development, cybersecurity, finance, accounting, legal, and regulatory compliance is intense, and there can be no assurance that we will be able to attract or retain the talent necessary to support our growth.

Our workforce includes employees and consultants working remotely located across multiple U.S. states and international jurisdictions. As a result, we are subject to diverse and evolving employment, payroll, tax, labor, immigration, privacy, and other regulatory requirements. Changes in these laws, or our failure to comply with them, could increase our operating costs, result in penalties or litigation, or disrupt our operations.

In addition, managing a geographically distributed workforce presents operational challenges, including maintaining effective collaboration, ensuring cybersecurity, preserving institutional knowledge, and maintaining a consistent corporate culture. The loss of key personnel, our inability to hire qualified replacements on a timely basis, or our failure to effectively manage our workforce could delay product development, impair execution of our business strategy, and materially adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Ownership of our Common Stock

We are a “controlled company” within the meaning of the NYSE American rules and, as a result, we qualify for exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Greg Kidd, our Chief Executive Officer and Chairman of the Board, beneficially owns a majority of the voting power of our outstanding common stock through his solely-owned entity, Goldeneye 1995 LLC (“Goldeneye”). As a result, we are a “controlled company” within the meaning of the NYSE American LLC Company Guide. Under the NYSE American rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

•are not required to have a board of directors composed of a majority of “independent directors,” as defined under the NYSE American rules;
•are not required to have a compensation committee that is composed entirely of independent directors; and
•are not required to have director nominations be made, or recommended to the full board of directors, by independent directors or by a nominations committee that is composed entirely of independent directors.

Accordingly, because we qualify as a controlled company, we may elect to rely on these exemptions and not implement certain governance practices (such as a fully independent board or committees). To the extent we choose to do so, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE American’s corporate governance requirements. In addition, because our controlling stockholder also serves as our Chief Executive Officer and Chairman, the lack of independent oversight may increase the potential for related-party transactions or conflicts of interest that could be adverse to minority stockholders.

Our largest stockholder will continue to have a substantial influence over us for the foreseeable future, including the outcome of matters requiring stockholder approval. This concentration of control may prevent you and other stockholders from influencing significant corporate decisions, and it may result in conflicts of interest that could cause our stock price to decline.

As of August 24, 2026, Goldeneye, our largest stockholder, beneficially owned approximately 73.3% of the issued and outstanding shares of our common stock, on a fully diluted basis (and a higher percentage on a non-diluted basis), and exercised a corresponding level of voting control. As a result, Mr. Kidd, through Goldeneye, has the ability to control or heavily influence the election of our directors and the outcome of corporate actions requiring stockholder approval, such as: (i) a merger or a sale of the Company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power could discourage or prevent a change in control that minority stockholders might consider favorable and could result in the approval of transactions that might not reflect arm’s-length terms. The significant concentration of ownership may also reduce the liquidity and trading volume of our common stock and could result in a lower trading price. In addition, the significant concentration of stock ownership may adversely affect the market value of our common stock due to investors’ perception that conflicts of interest may exist or arise, or due to the reduced public float and liquidity of our shares. This risk overlaps with the risks discussed under “Risk Factors—Our Bitcoin treasury strategy exposes us to conflicts of interest and governance risks” because control by a single stockholder may also influence treasury-management decisions.

We underwent a fundamental change in capitalization during 2025, and the issuance, repricing, or sale of substantial amounts of our common stock could result in significant dilution and adversely affect the market price of our shares.

In 2025, in connection with our recapitalization and the adoption of our Amended and Restated 2021 Equity Incentive Plan, our outstanding shares of common stock increased materially from approximately 3 million as of December 31, 2024 to approximately 388 million as of June 30, 2026. The amended plan authorizes the issuance of up to 115.3 million shares of common stock, with an evergreen provision that may automatically add up to 15 million shares on January 1 of each calendar year through 2030. Effective January 1, 2026, pursuant to the evergreen provision of the amended plan, the maximum number of shares of common stock authorized under the amended plan was increased by 15 million shares to 130.3 million shares.

In August and October 2025, we implemented significant equity-compensation actions, including the grant of new stock option awards and, in October, the repricing of the options granted in August, materially increasing the number of shares that may become eligible for future issuance, increasing our stock-based compensation expense.

In March 2026, our Board of Directors approved the repricing of all outstanding stock options and the grant of new equity awards to new hire employees and consultants. The repricing was accounted for as a modification under applicable accounting guidance and may result in incremental stock-based compensation expense. In addition, the issuance of new equity awards will increase our stock-based compensation expense in future periods.

We use equity-based compensation as a key component of our incentive and retention strategy and we expect to continue granting stock options and other equity awards in the future. The issuance, vesting, or exercise of these awards, as well as any future equity financings, will increase the number of shares outstanding and may further dilute existing stockholders, reduce our earnings per share, and adversely affect the market price of our common stock.

In addition, a significant portion of our outstanding common stock is held by our principal stockholder, members of management, and other affiliates, resulting in a relatively limited public float. A limited float may contribute to price volatility and reduced liquidity in our stock. Sales of substantial amounts of our common stock by us in future offerings, upon the exercise of equity awards, or by existing stockholders (including affiliates pursuant to Rule 144 or an effective registration statement), or even the perception that such sales could occur, could adversely affect the market price of our common stock.

Future issuances of equity or debt securities could further dilute stockholders or adversely affect the value of our common stock.

Under our articles of incorporation, we are authorized to issue 750 million shares of common stock and 5 million shares of preferred stock. The issuance of additional equity or convertible securities could result in further dilution and may adversely affect the trading price of our common stock. Similarly, any issuance of debt securities could impose restrictive covenants or liens that limit our operational flexibility or subordinate equity holders’ claims in a liquidation.

We may also offer debt securities that have rights senior to those of our common stock or contain restrictive covenants, including liens on our assets. Because our decision to issue securities or incur debt in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings, reducing the value of your shares and diluting your interest in us.

We recently regained compliance with the continued listing standards of the NYSE American, but there can be no assurance that we will remain in compliance, and additional or revised listing standards could increase the risk of suspension or delisting.

Our common stock is listed on the NYSE American, and the continued listing of our common stock on the NYSE American is contingent upon our ongoing compliance with a number of listing requirements. These include minimum share price, minimum number of public stockholders and minimum stockholders’ equity requirements, among others.

On September 27, 2024, we received a notice from the NYSE American stating that we were not in compliance with certain listing standards set forth in Sections 1003(a)(ii) and 1003(a)(iii) of the NYSE American LLC Company Guide. On December 10, 2024, the NYSE American accepted our plan to regain compliance and granted a plan period through March 27, 2026. As required by the NYSE American, we were obligated to provide quarterly updates concurrent with our interim and annual SEC filings and to demonstrate progress toward the initiatives outlined in our accepted plan.

On March 27, 2026, we received a letter from NYSE American notifying us that we had regained compliance with its continued listing standards and are no longer subject to a compliance plan. Additional information regarding these developments is incorporated by reference from our Current Report on Form 8-K filed on March 31, 2026.

In addition, NYSE American has proposed amendments to its listing standards that, if adopted and applicable to us, could permit the exchange to suspend trading in, and commence delisting proceedings against, a listed company under stricter standards than those currently in effect. One pending proposal would permit immediate suspension and commencement of delisting proceedings if a listed company’s common stock falls below $0.25 per share. A separate pending proposal would permit immediate suspension and delisting proceedings if a listed company’s average global market capitalization over a consecutive 30 trading-day period falls below $5.0 million. The proposed amendments also provide that an issuer that falls below these proposed thresholds would not be eligible to submit a compliance plan under Section 1009 of the Company Guide. These proposed amendments to the NYSE American listing standards are subject to review and approval by the SEC and may be modified prior to adoption. If approved, the timing of implementation could occur during 2026 or later. The proposed rule change was filed with the SEC on December 3, 2025 and published by the SEC for public comment on December 12, 2025, and the SEC’s notice contemplates a comment period ending 21 days after publication in the Federal Register. In addition, NYSE American has proposed to make the $0.25 minimum trading price requirement effective on October 1, 2026.

If these proposed amendments are adopted and become applicable to us, and if we are unable to maintain compliance with these or other continued listing standards, NYSE American could suspend trading in our common stock and commence delisting proceedings, regardless of whether we are otherwise operating under a compliance plan. Our stock price has recently traded in a range that is significantly closer to $0.25 than historical levels, and continued declines could increase the risk of suspension or delisting if the proposed amendments are approved and become effective. If our common stock is delisted from NYSE American and we are unable to list on another national securities exchange, our common stock may only be eligible for quotation on the over-the-counter market. This could result in significant adverse consequences, including:

•limited availability of market quotations for our common stock;
•reduced liquidity for our common stock;
•impaired ability to raise additional funds;
•loss of institutional investor interest and decreased ability to issue additional securities or obtain financing in the future;
•determination that our common stock is a “penny stock,” which would impose more stringent broker rules and possibly result in reduced trading activity;
•limited news and analyst coverage; and

•potential breaches of our agreements under which we made representations or covenants regarding compliance with listing requirements, which could result in costly litigation, liabilities and diversion of management’s time and attention.

Although we have regained compliance with the NYSE American continued listing standards, there is no assurance that we will be able to maintain ongoing compliance with its continued listing requirements in the future. In addition, any delisting or prolonged non-compliance could delay or limit commercialization of our tokenized-deposit initiative by impairing counterparties’ or regulators’ willingness to proceed with required approvals and integrations.

A reverse stock split approved by our controlling stockholder may not achieve its intended benefits and may adversely affect the liquidity and market price of our common stock.

On June 15, 2026, Goldeneye, as the holder of a majority of the voting power of our common stock, approved by written consent a reverse stock split of our outstanding common stock at a ratio ranging from 1-for-2 to 1-for-5, which our Board of Directors had approved and recommended on June 12, 2026. Because Goldeneye holds a majority of our voting power, stockholder approval of the reverse stock split was obtained without the vote of any other stockholder.

The exact ratio and timing of the reverse stock split will be determined by the Company's discretion and may be effected, if at all, within twelve months following June 15, 2026, and it will not become effective until the requirements of Rule 14c-2 under the Exchange Act have been satisfied.

There can be no assurance that the reverse stock split, if effected, will increase or maintain the market price of our common stock, improve the marketability or liquidity of our common stock, or facilitate future capital-raising efforts.

Because the reverse stock split will not reduce the number of authorized shares of our common stock, the resulting relative increase in authorized but unissued shares could be used for future issuances that dilute existing stockholders.

Because our stock price has fluctuated significantly and may remain volatile, the value of your investment may decline.

The market price of our common stock has been and is likely in the future to be volatile. Our common stock price may fluctuate in response to factors such as:

•changes in the market price of Bitcoin and resulting unrealized gains or losses from our Bitcoin treasury strategy;
•pre-launch developments in our tokenized-deposit initiative, including announcements of partnerships, pilot timing, product design, or regulatory feedback;
•changes to, delays in, or termination of relationships with our banking or distribution/technology partners for tokenized deposits;
•fluctuations in our financial results reflecting fair-value adjustments related to digital-asset holdings or share-based compensation;
•announcements by us regarding liquidity, significant acquisitions, equity investments and divestitures, strategic relationships, addition or loss of significant customers and contracts, capital expenditure commitments and litigation;
•issuance of stock options or other equity awards, convertible or equity securities and related warrants for general corporate or merger and acquisition purposes;
•issuance or repayment of debt, accounts payable or convertible debt for general corporate or merger and acquisition purposes;
•actual or perceived dilution arising from future equity financings or conversions;
•sale of a significant number of shares of our common stock by stockholders;
•general market and economic conditions, including volatility in the digital-asset sector;
•quarterly variations in our operating results;
•investor and public relation activities;
•announcements of technological innovations;
•new product introductions by us or our competitors;
•competitive activities;
•low liquidity; and
•additions or departures of key personnel.

These broad market and industry factors may have a material adverse effect on the market price of our common stock, regardless of our actual operating performance. These factors could have a material adverse effect on our business, financial condition, and results of operations.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to continue to retain all of our future net earnings, if any, to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Risks Related to Our Bitcoin Treasury Strategy and Holdings

Bitcoin price volatility and correlation to our stock could materially impact our financial results and market price.

Bitcoin’s price has experienced, and is expected to continue to experience, extreme volatility. Fluctuations in Bitcoin’s market price directly affect our reported net income or loss and may cause our stock to trade as a proxy for Bitcoin regardless of operational performance. Factors affecting Bitcoin’s price include investor sentiment, large-volume trading, market manipulation on unregulated venues, adverse publicity (including cybersecurity incidents or environmental critiques), regulatory posture and enforcement actions, macroeconomic conditions (such as interest rates and liquidity), technological competition, and breakthroughs that undermine cryptographic security. A material decline in Bitcoin’s price would directly reduce the value of our Bitcoin holdings, increase earnings volatility, and could adversely affect our financial condition and the market price of our common stock. See also “Risk Factors—Because our stock price has fluctuated significantly and may remain volatile, the value of your investment may decline.”

Concentration of our Bitcoin holdings and market-liquidity constraints magnify adverse outcomes.

A significant portion of our assets is concentrated in Bitcoin, limiting diversification and increasing exposure to Bitcoin-specific risks. Periods of limited market liquidity or exchange disruptions may impair our ability to liquidate positions at favorable prices—or at all—especially during stress events. Bitcoin held with custodians is not insured by the FDIC or SIPC, and private insurance may be limited. These factors reduce our financial flexibility in periods of market disruption and can exacerbate downside moves.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as "investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit of and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of our Bitcoin strategy, our use of leverage, the manner in which our Bitcoin is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our Bitcoin holdings or other activities we may pursue, and has the power to change our current policies, including our Bitcoin strategy.

Our Bitcoin holdings are and will be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the Bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Bitcoin at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022, although the Coinbase exchange (a major U.S.-based crypto exchange) has, to date, not done so. As a result, our Bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, Bitcoin we hold with our custodians and transact with our trade execution partners will not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Bitcoin or otherwise generate funds using our Bitcoin holdings, including in particular during times of market instability or when the price of Bitcoin has declined significantly. If we are unable to sell our Bitcoin, enter into additional capital raising transactions, including capital raising transactions using Bitcoin as collateral, or otherwise generate funds using Bitcoin holdings, or if we are forced to sell our Bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Counterparty, custody, and market-infrastructure risks, including contagion, could result in loss of assets or access.

We rely on U.S. institutional-grade custodians and contractual protections intended to establish our property interest in custodially-held Bitcoin; however, applicable insolvency and property law for digital assets remains unsettled. If a custodian were to become insolvent or enter receivership, our custodially-held Bitcoin could be treated as part of the custodian’s bankruptcy estate, and we could be deemed an unsecured creditor. Broader industry failures (such as FTX, Celsius, Voyager, and BlockFi, and banking exits affecting crypto-related services) illustrate counterparty and contagion risks that can depress liquidity and prices, restrict venues, and create new operational risks. Even absent insolvency, operational failures, security breaches, or non-performance by trading partners or service providers could delay access to or result in a partial or total loss of holdings, materially adversely affecting our condition and stock price. Insurance for digital-asset activities may be limited or unavailable, increasing residual loss exposure.

Regulatory and accounting developments could increase compliance burdens and earnings volatility or restrict our strategy.

Digital assets exist within a rapidly evolving legal framework in the United States and abroad. Regulatory actions or new rules—covering securities, commodities, money-transmission, anti-money-laundering, tax, or prudential supervision, could impose licensing or registration requirements, restrict custodial or trading services, or otherwise limit our ability to hold or transact in Bitcoin. In 2025, we adopted Accounting Standards Update No. 2023-08, which requires fair-value measurement of certain crypto assets with changes in value recognized in net income (loss). This change could materially increase variability in our reported results and reduce period-to-period comparability.

If Bitcoin were deemed a “security,” our holdings could be treated as investment securities and we could be deemed an “investment company” under the Investment Company Act of 1940, fundamentally altering our operations and potentially forcing asset sales or restructuring to ensure conformity with exceptions provided by, and rules and regulations promulgated under, the Investment Company Act of 1940. We do not believe that we meet these definitions because we are primarily engaged in a non-investment company business.

Our valuation and financial-reporting controls for digital assets and derivatives are complex and involve significant judgment. Fair-value accounting requires estimates of market inputs and pricing data that may not be independently verifiable. If our valuation methods or internal controls prove inaccurate, we could be required to restate our financial statements or disclose a material weakness in internal control over financial reporting.

Yield-generation and derivative strategies are risky and relatively untested at public-company scale.

Bitcoin does not pay interest or dividends. We seek to generate yield or manage exposure through treasury strategies which may include lending, margin, or our current derivative trading strategy (such as selling calls or call spreads). These activities may expose us to leverage, counterparty default, and liquidity risk, including potential margin calls or forced liquidations during market volatility, which could materially reduce liquidity or magnify losses. In connection with these strategies, we may pledge digital assets as collateral under agreements that permit counterparties to exercise control and liquidate such assets without prior notice if margin requirements or other obligations are not met. While such arrangements are customary for institutional trading, they reduce our flexibility to deploy pledged assets and could result in asset sales at unfavorable prices during stress events. Our current Bitcoin treasury trading strategy, intended to boost holdings through premiums, has limited precedent across market cycles and may cap upside while increasing downside and earnings volatility under GAAP.

Operational, technology, cybersecurity, and market-access risks could disrupt execution of our strategy.

Secure custody depends on safeguarding private keys; loss, theft, or compromise (including custodian failures or cyberattacks) could permanently impair access to Bitcoin. Technological or cryptographic breakthroughs, including advances in quantum computing, or protocol failures could undermine Bitcoin’s security and value. We also rely on complex integrations, cloud infrastructure, and open-source and third-party software to operate securely and efficiently. Defects, outages, or vulnerabilities in these systems—or in the systems of our vendors—could interrupt service, delay transactions, or expose sensitive data. Cyberattacks, phishing, ransomware, or insider misconduct could compromise customer or company information and result in financial losses, regulatory scrutiny, or reputational harm. Perceived crypto-related risk may also limit access to traditional banking, payments, capital-markets services, or director-and-officer and other insurance, increasing costs and operational friction.

Risks Related to Our Product Development Initiatives

Our tokenized-deposit initiative has not yet launched which subjects this initiative to significant uncertainty.

We are continuing to develop our proposed products and services related to retail tokenized U.S.-dollar deposits, and our success depends on achieving technical validation.

On January 20, 2026, we entered into a Strategic Partnership Agreement with Uphold and Vast Bank, which formalized the parties’ respective roles and responsibilities in connection with the development and operation of the U.S. Bank Coin tokenized-deposit network. While this agreement represents an important milestone, the initiative remains subject to significant risks and uncertainties. Management believes the pilot program for the tokenized deposit initiative demonstrates commercial potential. However, the amount and timing of future revenue is uncertain and is subject to customer adoption. The ultimate plans for the rollout of the future retail launch are dependent on a number of factors, including the outcome of the pilot program, which may not reflect full-scale deployment.

If we fail to demonstrate reliability, accuracy, and scalability, we may be unable to attract partners, obtain approvals, or generate revenue. There can be no assurance as to the timing, scope, or completion of any of these steps and either initiative may be delayed, modified, or discontinued if any required approvals are not obtained, if negotiations fail, or if our partners elect to pause or terminate participation.

We may be unable to launch retail tokenized U.S. dollar deposits within anticipated timelines, or at all, if required approvals are delayed, modified, or not obtained.

We may be unable to launch any retail tokenized-deposit product within anticipated timelines, or at all, if any required regulatory, board, or banking-partner approvals are delayed, modified, or not obtained. Although we entered into a Strategic Partnership Agreement with Uphold and Vast Bank on January 20, 2026, the structure, rollout timeline and commercial launch of the contemplated product remain subject to ongoing technical, legal and regulatory review, the outcome of the pilot program, and the receipt of any required regulatory, board and banking-partner approvals. Any material changes in regulatory expectations, partner readiness, integration requirements, or supervisory feedback could delay, limit, or preclude commercialization.

Our ability to advance our tokenized-deposit initiative will depend entirely on the participation, regulatory standing, and technical readiness of third-party partners.

We will rely on the continuing engagement and performance of our banking and technology partners to design, integrate, and operate the contemplated platform. Changes in a partner’s regulatory posture, risk appetite, operational capacity, or strategic priorities could delay, limit, or halt development. Cybersecurity incidents, commercial disputes, or turnover among key personnel could also increase costs, require re-engineering, or force us to identify and onboard replacements, any of which could materially affect our plans.

In addition, heightened regulatory scrutiny of bank–fintech relationships may impose additional obligations or cause delays. U.S. banking regulators have issued guidance emphasizing enhanced oversight of third-party relationships, including due-diligence, monitoring, and approval expectations. If Vast Bank, or any future banking partner, becomes subject to restrictions, enforcement actions, or supervisory findings, it could be required to suspend or terminate its participation, which would compel us to seek alternative partners or pause the initiative altogether.

The legal and regulatory framework for tokenized deposits is unsettled and may impose obligations that make the initiative impractical.

The regulatory treatment of retail tokenized deposits, particularly with respect to FDIC insurance coverage, Regulation E, state money-transmission laws, bank third-party-risk-management standards, consumer-protection rules, and blockchain-settlement requirements, is evolving and uncertain, and may impose additional licensing, registration, or consumer-protection requirements that differ by jurisdiction. Regulators could determine that aspects of a proposed design are non-compliant or require licenses, charters, or additional controls, or could classify our tokenized deposits as securities, stablecoins, or other regulated instruments. Although we believe tokenized deposits represent traditional bank liabilities recorded on blockchain technology, regulators, including the SEC, OCC, or FDIC, could reach a different conclusion, which could require registration, licensing, or fundamental redesign of the program and materially limit or delay commercialization.

If regulators were to determine that any aspect of our activities constitutes custody or money transmission, we could be required to obtain federal or state money-transmitter licenses, register with FinCEN, or comply with additional custodial-safeguarding and reporting obligations. Satisfying these requirements or the process of seeking licenses in multiple jurisdictions could delay or prevent the commercial launch of our tokenized-deposit initiative, materially increase our ongoing compliance costs, or require structural changes to our business model.

Regulators may require banks to maintain traditional core-banking and general-ledger systems even if tokenized-deposit architecture is used, which could increase costs or limit the design of the product.

Although the contemplated tokenized-deposit design seeks to reduce reliance on traditional core-banking technology, U.S. banking regulators generally expect institutions to maintain comprehensive ledgering, reconciliation, operational-risk, and internal-control systems. There has been guidance, reports, and public statements issued by federal and state financial regulators regarding the legal permissibility of, and supervisory considerations relating to financial institutions engaging in blockchain-related activities. If regulators determine that blockchain-based infrastructure is insufficient to meet supervisory expectations, our banking partners may be required to maintain additional systems, controls, or vendors, which could increase costs, delay development, or limit the design of the product. Regulation of blockchain-related activities remains uncertain and will continue to evolve.

Developing a tokenized-deposit platform exposes us to significant development, operational, security, and technology risks.

Our tokenized-deposit initiative will require substantial additional investments in software design, integration, and testing and require significant management time. Building and integrating mobile-application, blockchain, and banking-system infrastructure is costly, complex, and subject to execution risk. Development projects frequently exceed budget or schedule and may fail to deliver anticipated functionality or security. The product is heavily dependent on blockchain infrastructure and smart-contract functionality to represent deposit claims. Smart-contract defects, scalability limitations, or outages at infrastructure providers could result in loss of funds, service interruptions, or liability. Because these systems have not yet been formally implemented, the extent of these risks cannot yet be fully assessed.

Reputational or regulatory issues affecting our partners could harm the tokenized-deposit initiative, even if we are not directly implicated.

Adverse events at Vast Bank, Uphold, or other partners, such as enforcement actions, consent orders, or cybersecurity breaches, could reduce public trust, delay regulatory review, or constrain the design or rollout of any tokenized-deposit product which could damage our brand and adversely impact our results.

International access to tokenized deposits may be limited by sanctions, local-law restrictions, or bank-partner policies, which could materially reduce our addressable market and adversely affect our business, financial condition, results of operations and prospects.

Access to tokenized deposits by non-U.S. persons will depend on the issuing bank’s policies and compliance with applicable U.S. and foreign laws, including OFAC sanctions, anti-money-laundering rules, and local financial-services regulations. Foreign regulators may restrict, prohibit, or impose additional requirements on the offering of tokenized deposits in their jurisdictions. These limitations could delay or restrict international availability of tokenized deposits, materially reducing the addressable market and potentially increasing compliance costs.

Potential conflicts of interest involving our banking partner, if not appropriately addressed, could create regulatory or governance risks.

Our Vice Chair, Linda Jenkinson, also serves as Chair and Chief Executive Officer of Vast Holdings, Inc., the holding company that owns Vast Bank which will be our initial bank partner for the tokenized-deposit initiative. In addition, our Chairman and CEO, Greg Kidd, owns a controlling interest in Vast Holdings, Inc., which may cause regulators to view our relationship with Vast Bank as a related-party transaction subject to heightened scrutiny. All terms of the recent collaboration with Vast Bank and Uphold were negotiated at arm’s length and approved by disinterested members of our Board. Any actual or perceived conflict could invite additional regulatory review or require enhanced governance measures, which could increase costs or delay progress on the tokenized-deposit initiative.

Our success will depend on retaining qualified management and technical personnel.

Our business and future development efforts rely on the expertise of our management team and key technical employees, including software engineers, cybersecurity specialists, and compliance professionals. Competition for such talent in the fintech and digital-asset industries is intense. The loss of key employees could delay development initiatives, disrupt operations, or impair our ability to meet regulatory requirements. Replacing specialized personnel can be difficult and costly, particularly in emerging areas such as blockchain engineering and digital-asset compliance. If we fail to attract or retain qualified talent, our innovation and growth prospects could be materially and adversely affected.

Intellectual property challenges could impair our ability to protect or commercialize our technology.

Our success will depend on maintaining and enforcing patents and proprietary rights related to our financial technologies. If competitors challenge, design around, or invalidate our patents, or if we fail to protect trade secrets, our competitive position could be materially weakened. Intellectual property disputes could also divert resources and delay development or commercialization.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference herein and therein, including statements regarding general economic and market conditions, our future results of operations and financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potentially,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar terms or expressions, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus and the documents incorporated by reference herein and therein are only predictions. These forward-looking statements are not historical facts, but rather are based on our current expectations, assumptions, and projections about future events. Although we believe that the expectations, assumptions, and projections on which these forward-looking statements are based are reasonable, they nonetheless could prove to be inaccurate, and as a result, the forward-looking statements based on those expectations, assumptions, and projections also could be inaccurate. Forward-looking statements are not guarantees of future performance. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, assumptions, and other important factors, some of which are beyond our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including risks described in the section titled “Risk Factors” incorporated by reference into this prospectus from our Transition Report on Form 10-K for the period ended December 31, 2025, any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, our Preliminary Information Statement on Schedule 14C, where applicable, and all other information contained in or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act of 1934, as amended (the “Exchange Act”), and in our other filings with the SEC.

Other sections in this prospectus and the documents incorporated by reference herein and therein include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements speak only as of the date made. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations. You should read this prospectus, together with the documents we have filed with the SEC that are incorporated by reference herein and therein and any free writing prospectus that we may authorize for use in connection with this offering, with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Moreover, new risks regularly emerge, and it is not possible for our management to predict or articulate all risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus and in the documents incorporated by reference in this prospectus are based on information available to us on the date of this prospectus or the date of the applicable document incorporated by reference. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of the shares of common stock offered by the Selling Stockholders pursuant to this prospectus will be sold or disposed of by the Selling Stockholders for their respective accounts. We will not receive any proceeds from the sale or other disposition of the shares of common stock covered hereby.

SELLING STOCKHOLDERS

This prospectus covers the sale or other disposition by the Selling Stockholders of up to 359,815,000 shares of our common stock. For additional information regarding the issuance of those shares of common stock, see “The Offering” above. We are registering the shares of common stock in order to permit the Selling Stockholders to offer the shares for resale from time to time.

Amendment No. 3 reflected the removal of an aggregate of 7,819,098 shares previously included for registration on behalf of Cohen & Company Securities, LLC and Fifth Era LLC following the removal of the restrictive legends on those shares pursuant to Rule 144 under the Securities Act. As a result, those shares are no longer being registered under this Registration Statement.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of common stock by the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by the Selling Stockholders, based on their ownership of the shares of common stock, as of August 24, 2026. The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholders. The fourth column lists the shares of common stock beneficially owned by the Selling Stockholders assuming the sale of all of the shares of common stock covered by this prospectus. The fifth column represents the percentage of our issued and outstanding shares of common stock to be beneficially owned by the Selling Stockholders assuming the sale of all of the shares of common stock covered by this prospectus based on the number of shares of common stock issued and outstanding as of August 24, 2026.

In accordance with the terms of a registration rights agreement with the Selling Stockholders, this prospectus generally covers the resale of at least the maximum number of shares of common stock issued pursuant to the Purchase Agreement, Engagement Letter and Consulting Agreement, entered with the Selling Stockholders, as applicable. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Shares Owned Prior to the Offering	Shares Offered by this Prospectus	Shares Owned after Offering	Percentage of Shares Beneficially Owned after Offering (%) (1)
Goldeneye 1995 LLC (2)	357,815,000	357,815,000	0	-
J3E2A2Z LP (3)(4)	2,000,000	2,000,000	0	-

(1)	Percentage is based on 388,144,429 shares of common stock outstanding as of August 24, 2026.

(2)
Robert Gregory Kidd, the Company’s Chief Executive Officer, Chairman and President, is the sole owner and manager of Goldeneye and exercises voting and dispositive power over all securities of the Company held by Goldeneye. The business address of Goldeneye is 26 State Route 28, #1186, Crystal Bay, NV 89402.

(3)
Ronald P. Erickson, former director and executive officer of the Company, is the Manager of J3E2A2Z LP and exercises voting and dispositive power over all securities of the Company held by J3E2A2Z. The business address of J3E2A2Z is 3835 Pleasant Beach Dr. NE Bainbridge Island, WA 98110.

(4)
Comprised of 2,000,000 shares issued to J3E2A2Z in connection with the redemption of the 16,916 issued and outstanding shares of the Series H Preferred Stock at the closing of the Private Placement. The warrants previously held by J3E2A2Z expired on January 30, 2026 and are no longer outstanding.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to permit the resale of these shares of common stock by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•in the over-the-counter market;
•in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•through the writing of options, whether such options are listed on an options exchange or otherwise;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•short sales;
•sales pursuant to Rule 144;
•broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Selling Stockholders may also sell shares under Rule 144 promulgated under the Securities Act of 1933, as amended, or another exemption, if available, rather than under this prospectus. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market- making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $147,684.24 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

For a description of our capital stock, including our common stock, and the material terms of the restatement of our articles of incorporation, as amended, and our second amended and restated bylaws, see our Transition Report on Form 10-K for the transition period ended December 31, 2025, filed with the SEC and Exhibit 4.2 thereto, entitled Description of Securities, which are incorporated by reference in the registration statement of which this prospectus forms a part. See “Incorporation of Certain Information by Reference.”

LEGAL MATTERS

The validity of the shares of our common stock covered by this prospectus will be passed upon for us by Holland & Hart LLP.

EXPERTS

The consolidated financial statements of USBC, Inc. as of December 31, 2025 and September 30, 2025 and for the Transition Period from October 1, 2025 through December 31, 2025 and the fiscal year ended September 30, 2025, included in this prospectus, have been so included in reliance on the report of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. Pursuant to SEC rules, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our securities, reference is made to our SEC filings and to the registration statement and the exhibits and schedules to the registration statement of which this prospectus forms a part. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the web site of the SEC referred to above. We also maintain a website at https://usbc.xyz/, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

We incorporate by reference the documents listed below that we have previously filed with the SEC:

•our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the SEC on August 7, 2026;
•our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed with the SEC on May 13, 2026;
•the Transition Report on Form 10-K for the transition period from October 1, 2025 through December 31, 2025 filed with the SEC on March 25, 2026, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 27, 2026;
•our Annual Report on Form 10-K for the fiscal year ended September 30, 2025 filed with the SEC on December 19, 2025;
•our Current Reports on Form 8-K filed with the SEC on October 3, 2025, October 8, 2025, November 21, 2025, December 17, 2025, December 19, 2025, January 12, 2026, January 13, 2026, January 26, 2026, March 10, 2026, March 24, 2026, March 31, 2026, April 2, 2026 and April 15, 2026, May 1, 2026, June 4, 2026, and June 22, 2026, August 3, 2026, August 24, 2026, and August 24, 2026 (other than any portions thereof deemed furnished and not filed);
•our Preliminary Information Statement on Schedule 14C filed with the SEC on June 22, 2026;
•our Definitive Information Statement on Schedule 14C filed with the SEC on July 10, 2026; and
•the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 15, 2022 as updated by the Description of Securities set forth on Exhibit 4.2 to our Transition Report on Form 10-K filed with the SEC on March 25, 2026, including any amendments or reports filed for the purpose of updating such description.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference in this prospectus or any prospectus supplement shall be deemed to be modified or superseded to the extent that a statement contained herein, therein or in any other subsequently filed document that also is incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to USBC, Inc., Attn: Chief Financial Officer, 300 E 2nd Street, 15th Floor, Reno, NV 89501. You may also direct any requests for documents to us by telephone at 775-239-7673.

359,815,000 Shares of Common Stock

PROSPECTUS

, 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses payable by us in connection with the offering of the securities being registered. All amounts are estimated except the SEC registration fee.

SEC registration fee	$41,650.74
Accounting fees and expenses	30,540.00
Legal fees and expenses	70,493.50
Printing and miscellaneous expenses	5,000.00
Total	$147,684.24

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation. The Nevada Revised Statutes, or NRS, and certain provisions of our articles of incorporation and bylaws under certain circumstances provide for indemnification of our directors, officers, employees and agents against certain liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is set forth below, but this description is qualified in its entirety by reference to our articles of incorporation and bylaws and to the relevant statutory provisions, including NRS 78.7502, 78.751 and 78.752.

In general, our articles of incorporation provide that any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Our bylaws further provide that each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by the NRS against all expense, liability and loss (including attorneys’ fees, judgments, fines or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith.

NRS 78.751 provides that indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of the law if such intentional misconduct, fraud or a knowing violation of the law was material to the cause of action. However, NRS 78.752 permits us to purchase and maintain insurance on behalf of our directors, officers, employees or agents against any liability asserted against or incurred by such person in any such capacity or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liabilities.

To the maximum extent permitted by law, our articles of incorporation eliminate or limit the liability of our directors to us or our stockholders for monetary damages for breach of a director’s fiduciary duty as a director. NRS 78.138(7) further provides that, subject to limited statutory exceptions and unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to a Nevada corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption established by NRS 78.138(3) has been rebutted and it is proven that (i) his or her act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

We have entered into separate indemnification agreements with our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We have a directors’ and officers’ liability insurance policy in place pursuant to which its directors and officers are insured against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act of 1934, as amended.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the Company made sales of the following unregistered securities. All of the offerings and sales described below are exempt from the registration requirements of the Securities Act under Rule 506 of Regulation D and/or Section 4(a)(2) of the Securities Act.

Fiscal Year Ended September 30, 2023

During the fiscal year ended September 30, 2023, we issued an aggregate of 67,068 shares of common stock related to warrant exercises and received $387,335.

On June 27, 2023, Mr. Struve converted dividends of $350,696 into 35,070 shares of its common stock related to the conversion of Series D Convertible Preferred Stock.

Fiscal Year Ended September 30, 2024

On February 27, 2024, we entered into a securities purchase agreement with Lind Global Fund II, LP (“Lind”), pursuant to which we may issue Lind one or more senior convertible notes in the aggregate principal amount of up to $14,400,000 for an aggregate purchase price equal to up to $12,000,000, convertible into shares of the our common stock at an initial conversion price of $1.00 per share, and warrants to purchase up to 6,000,000 shares of our common stock at an initial exercise price of $0.80 per share, subject to adjustment, in exchange for an aggregate purchase price of $4,000,000. In addition, we issued 102,302 shares of common stock to The Benchmark Company, LLC, who served as the exclusive placement agent in connection with the offering.

On March 7, 2024, we issued 102,302 shares of our common stock at $0.782 with a total value of $80,000 per share related to a debt offering. The $80,000 was recorded as debt issuance costs and is amortized over the two-year term of the debt.

On March 8, 2024, we issued 714,828 shares of our common stock in a cashless warrant exercise.

On May 24, 2024, we issued 108,500 shares of our common stock related to 108,500 warrants exercised at $0.25 per share.

On June 18, 2024, Mr. Struve converted dividends of $800,384 into 3,201,534 shares of our common stock related to the conversion of Series C and D Convertible Preferred Stock.

On June 27, 2024, we issued 546,697 shares of our common stock at $0.44 per share related to a principal payment of convertible debt settled with a common stock issuance for a total value of $240,000.

On August 28, 2024, we issued 30,000 shares of our common stock at $0.26 per share and received $7,800 related to a warrant exercise.

Fiscal Year Ended September 30, 2025

During the three months ended December 31, 2024, we issued 1,818,181 shares of our common stock at $0.132 per share related to a principal payment of convertible debt settled with a common stock issuance for a total value of $240,000.

During the three months ended March 31, 2025, we issued 428,573 shares of our common stock at $1.74 per share related to a principal payment of convertible debt settled with a common stock issuance for a total value of $746,001.

On June 2, 2025, we issued 16,916 shares of Series H Preferred Stock upon the redemption of $1,184,066 in aggregate principal under certain of our promissory notes.

During the nine months ended June 30, 2025, we issued 400,000 shares of common stock to employees, directors and investors. The shares were valued at $0.44 per share and the Company expensed $176,000 related to the issuances.

On August 6, 2025, we issued an aggregate of 3,295,379 shares of common stock in connection with the repayment of the Struve Loan Documents and an aggregate of 8,333,440 shares of common stock in connection with the conversion of all outstanding shares of Series C Preferred Stock and Series D Preferred Stock, and all deemed dividends.

On August 6, 2025, the Series H Preferred Stock holder elected to redeem all outstanding shares of Series H Preferred Stock in a combination of cash and common stock, resulting in the issuance of 2,000,000 shares of common stock.

On August 6, 2025, we issued approximately 357.8 million shares of our common stock to Goldeneye in the Private Placement, at a purchase price per share of $0.335. In addition, we issued 3,909,549 shares of our common stock to Cohen & Company Securities, LLC ( the "Banker") as compensation in connection with the closing of the Private Placement, pursuant to an Engagement Letter, dated December 31, 2024, at a cost basis per share of $0.335.

Subsequent to June 30, 2025, we issued 1,008,731 shares of common stock to employees, directors, consultants and investors in settlement of liabilities. The shares were valued at $0.50 per share.

On September 17, 2025, we issued 3,909,549 shares of the Company’s Common Stock to Fifth Era LLC ( the "Consultant"), at a cost basis per share of $0.335, pursuant to a Business Consulting Service Agreement, dated January 9, 2025.

Transition Period from October 1, 2025 through December 31, 2025

During the Transition Period ended December 31, 2025, we did not issue any securities in transactions that were not registered under the Securities Act of 1933.

Six Months Ended June 30, 2026

During the six months ended June 30, 2026, we did not issue any securities in transactions that were not registered under the Securities Act of 1933.

Item 16. Exhibits

Exhibit No.	Description
3.1	Restated Articles of Incorporation, dated August 11, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 14, 2023).
3.2	Certificate of Amendment to Articles of Incorporation, dated July 31, 2025 (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 1, 2025).
3.3	Certificate of Amendment of Articles of Incorporation, dated August 6, 2025 (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
3.4	Amended and Restated Series C Certificate of Designation, dated August 11, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K filed August 14, 2023).
3.5	Third Amended and Restated Series D Certificate of Designation, dated August 11, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K filed August 14, 2023).

3.6	Series D Certificate of Correction of Know Labs, Inc., dated August 11, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K filed August 14, 2023).
3.7	Series C Certificate of Correction of Know Labs, Inc., dated August 11, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K filed August 14, 2023).
3.8	Certificate of Withdrawal of Series F Preferred Stock, dated August 10, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K filed August 14, 2023).
3.9	Certificate of Designation of Series F Preferred Stock (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 3, 2018).
3.10	Certificate of Amendment to Articles of Incorporation, dated October 29, 2024 (incorporated by reference to the Company’s Current Report on Form 8-K filed, filed October 30, 2024).
3.11
Certificate, Amendment or Withdrawal of Designation, relating to the Series C Preferred Stock, filed with the Secretary of State of Nevada on December 11, 2025 (incorporated by reference to the Company’s Form 8-K, filed December 17, 2025).

3.12
Certificate, Amendment or Withdrawal of Designation, relating to the Series D Preferred Stock, filed with the Secretary of State of Nevada on December 11, 2025 (incorporated by reference to the Company’s Form 8-K, filed December 17, 2025).

3.13
Certificate, Amendment or Withdrawal of Designation, relating to the Series H Preferred Stock, filed with the Secretary of State of Nevada on December 11, 2025 (incorporated by reference to the Company’s Form 8-K, filed December 17, 2025).

3.14	Second Amended and Restated Bylaws, dated October 15, 2021 (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 7, 2021).
3.15	Amendment to the Second Amended and Restated Bylaws, dated December 15, 2025 (incorporated by reference to the Company’s Annual Report on Form 10-K filed on December 19, 2025).
4.1†	Amended and Restated USBC, Inc. 2021 Equity Incentive Plan (incorporated by reference to the Company’s Form 8-K, filed October 3, 2025)
4.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Company’s Annual Report on Form 10-K, filed December 19, 2025)
5.1**	Opinion of Holland & Hart LLP.
10.1
Note and Account Payable Conversion Agreement and related notes and warrants dated January 31, 2018 by and between Visualant, Incorporated and J3E2A2Z LP (incorporated by reference to the Company’s Current Report on Form 8-K, filed March 21, 2018).

10.2†
Amended Employment Agreement dated April 10, 2018 by and between Visualant, Incorporated and Ronald P. Erickson (incorporated by reference to the Company’s Annual Report on Form 10-K, filed December 21, 2018).

10.3†	Employment Agreement dated May 13, 2022 by and between Know Labs, Inc. and Peter Conley (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed August 12, 2022).
10.4
Common Stock Purchase Warrant issued by Know Labs, Inc. to Boustead Securities, LLC on September 20, 2022 (incorporated by reference to the Company’s Current Report on Form 8-K, filed September 21, 2022).

10.5
Extension of Warrant Agreement dated December 7, 2022 by and between Know Labs, Inc. and Clayton A. Struve (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 9, 2022).

10.6
Extension of Warrant Agreement dated January 19, 2023 by and between Know Labs, Inc. and Ronald P. Erickson (incorporated by reference to the Company’s Current Report on Form 8-K, filed January 23, 2023).

10.7
Common Stock Purchase Warrant issued by Know Labs, Inc. to Boustead Securities, LLC on September 29, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K, filed September 29, 2023).

10.8
Common Stock Purchase Warrant issued by Know Labs, Inc. to The Benchmark Company, LLC on September 29, 2023 (incorporated by reference to the Company’s Current Report on Form 8-K, filed September 29, 2023).

10.9
Form of Warrant to Purchase Common Stock issued by Know Labs, Inc. to Lind Global II, LP on February 27, 2024 (incorporated by reference to the Company’s Current Report on Form 8-K, filed February 29, 2024).

10.10	Form of Warrant (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 13, 2024).
10.11
Underwriting Agreement, dated September 26, 2023, between Know Labs, Inc., Boustead Securities, LLC and The Benchmark Company, LLC (incorporated by reference to the Company’s Current Report on Form 8-K, filed September 29, 2023).

10.12
Underwriting Agreement, dated August 7, 2024, between the Company, Boustead Securities, LLC and The Benchmark Company, LLC, as representatives of the underwriters named therein (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 13, 2024).

10.13	Unit Purchase Option, dated August 9, 2024, between the Company and Sutter Securities Group, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 13, 2024).

10.14	Form of Warrant (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 16, 2024).
10.15	Warrant Agency Agreement, August 15, 2024, between the Company and Equiniti Trust Company, LLC (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 16, 2024).
10.16	Form of Warrant (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 17, 2024)
10.17	Warrant Agency Agreement, December 16, 2024, between the Company and Equiniti Trust Company, LLC (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 17, 2024)
10.18
Extension of Warrant Agreement dated December 17, 2024 by and between Know Labs, Inc. and Clayton A. Struve (incorporated by reference to the Company’s Current Report on Form 8-K, filed on December 18, 2024).

10.19	Form of Subscription Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 16, 2024).
10.20
Capital on Demand Sales Agreement, dated December 31, 2024, by and between Know Labs, Inc. and JonesTrading Institutional Services LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 2, 2025).

10.21	Promissory Note, dated February 28, 2025, issued by the Company to 1800 Diagonal Lending LLC (incorporated by reference to the Company’s Annual Report on Form 10-K, filed on December 19, 2025).
10.22	Promissory Note Conversion Agreement between Know Labs, Inc. and J3E2A2Z LP, dated June 2, 2025 (incorporated by reference to the Company’s Current Report on Form 8-K, filed June 4, 2025).
10.23	Form of Subscription Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 17, 2024)
10.24	Securities Purchase Agreement, dated June 5, 2025, by and between the Company and Goldeneye 1995, LLC (incorporated by reference to the Company’s Current Report on Form 8-K, filed June 6, 2025).
10.25	Form of Support Agreement, by and between the Company, Goldeneye 1995, LLC and certain stockholders (incorporated by reference to Company’s Current Report on Form 8-K, filed June 6, 2025).
10.26
Registration Rights Agreement, dated September 19, 2025, by and among the Company, Goldeneye 1995, LLC, Cohen & Company Securities, LLC and Fifth Era LLC (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on September 19, 2025).

10.27†	Amendment No. 1 to the Amended Employment Agreement of Ronald Erickson (incorporated by reference to Company’s Current Report on Form 8-K, filed June 6, 2025).
10.28
Asset Management Agreement, dated August 5, 2025, by and between the Company and Hyrcanian Asset Management, LLC (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).

10.29†	Employment Agreement, dated August 6, 2025, by and between the Company and Robert Gregory Kidd (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
10.30†	Employment Agreement, dated August 6, 2025, by and between the Company and Kitty Payne (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
10.31	Amendment No. 1 to the Employment Agreement of Peter Conley (incorporated by reference to Company’s Current Report on Form 8-K, filed June 6, 2025).
10.32	Separation Agreement, dated August 6, 2025, by and between the Company and Peter J. Conley (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
10.33†	Form of ISO Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
10.34†	Form of NQSO Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
10.35†	Form of Restricted Stock Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).
10.36†	Form of Indemnification Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 15, 2025).
10.37
Amendment No. 1 to Registration Rights Agreement, dated November 18, 2025, by and among the Company, Goldeneye 1995, LLC, Cohen & Company Securities, LLC and Fifth Era LLC (incorporated by reference to the Company’s Annual Report on Form 10-K, filed December 19, 2025).

10.38
Amended and Restated Digital Asset Management Agreement, dated December 12, 2025, by and between the Company and Hyrcanian Asset Management, LLC (incorporated by reference to the Company’s Annual Report on Form 10-K, filed December 19, 2025).

10.39	Employment Agreement, dated August 6, 2025, by and between the Company and Kirk Chapman (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 7, 2025).

10.40†
Separation and General Release Agreement, dated January 6, 2026, by and between the Company and Kirk Chapman.(incorporated by reference to the Company’s Transition Report on Form 10-K, filed on March 25, 2026).

10.41
Strategic Partnership Agreement, dated as of January 20, 2026, by and among the Company, Vast Bank and Uphold (incorporated by reference to Company’s Current Report on Form 8-K, filed January 26, 2026).

10.42#	Master Loan Agreement, dated March 18, 2026, between USBC, Inc. and Payward Interactive, Inc.(incorporated by reference to the Company’s Transition Report on Form 10-K, filed on March 25, 2026).
10.43	Affiliate Services Agreement, dated March 18, 2026, between USBC, Inc. and Vast Holdings, Inc. (incorporated by reference to the Company’s Transition Report on Form 10-K, filed on March 25, 2026).
10.44#
Stock Purchase Agreement, dated March 27, 2026, by and among USBC, Inc., Particle, Inc., Particle Acquisition Corporation, and Ron Erickson (incorporated by reference to the Company’s Current Report on Form 8-K, filed April 2, 2026).

10.45†
Separation and General Release Agreement, dated April 9, 2026, by and between the Company and Ronald Erickson. (incorporated by reference to the Company’s Transition Report on Form 10-K/A, filed April 27, 2026).

10.46#
Prime Broker Agreement (including Custody Terms), dated May 29, 2025, by and among USBC, Inc. (formerly Know Labs, Inc.), Coinbase, Inc., Coinbase Custody Trust Company, LLC and Coinbase Credit, Inc. (incorporated by reference to the Company's Registration Statement on Form S-1, filed July 13, 2026).

10.47#
Custodial Services Agreement, dated May 6, 2026, by and between USBC, Inc. and BitGo Bank & Trust, National Association.(incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed August 7, 2026).

10.48#
Prime Broker Agreement (including Trading and Custody Terms), dated February 20, 2026, by and among USBC, Inc. and the Payward entities.(incorporated by reference to the Company's Registration Statement on Form S-1, filed July 13, 2026).

23.1*	Consent of BPM LLP, Independent Registered Public Accounting Firm.
23.2**	Consent of Holland & Hart LLP (included in 5.1 Opinion).
24.1**	Power of Attorney (included on signature page hereto).
107**	Filing Fee.

* Filed herewith.
** Previously filed.
† Executive compensation plan or arrangement
# Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (b)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(f) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, Nevada on August 27, 2026.

USBC, INC.

By:	/s/ Robert Gregory Kidd
Name:	Robert Gregory Kidd
Title:	Chief Executive Officer, President and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated:

Person	Capacity	Date

/s/ Robert Gregory Kidd	Chief Executive Officer, President and Chairman
Robert Gregory Kidd	(Principal Executive Officer)	August 27, 2026

*	Principal Financial and Accounting Officer
Kitty Payne		August 27, 2026

*	Director/Vice-Chair
Linda Jenkinson		August 27, 2026

*	Director
Jon Pepper		August 27, 2026

*	Director
William A. Owens		August 27, 2026

*	Director
Ichiro Takesako		August 27, 2026

*	Director
Larry K. Ellingson		August 27, 2026

* By:	/s/ Robert Gregory Kidd
Robert Gregory Kidd
Attorney-in-fact